**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 000-30666

**NETEASE.COM, INC.**

26/F, SP Tower D
Tsinghua Science Park Building 8
No. 1 Zhongguancun East Road, Haidian District
Beijing 100084, People's Republic of China
(Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-____N.A.____



The index of exhibits may be found at Page 2

**NETEASE.COM, INC.**

Form 6-K

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By: ______________________

Name: Denny Lee

Title Chief Financial Officer

Date: July 28, 2006

網易

NETEASE

# 2005

## ANNUAL REPORT

# Table of Contents

# *Letter to Our Fellow Shareholders*

Dear Fellow Shareholders,

2005 was another strong year for NetEase with impressive growth in our online games and advertising businesses. Total gross revenues for the full year increased 76.8% and net profits rose 111.1% from 2004. NetEase became the number one online game operator in China in terms of self-developed massively multi-player online role-playing games (MMORPGs), and also had one of the most popular websites with 786 million page views in December 2005. NetEase also remains the largest email provider in China. We believe that our extensive user base and loyalty forms a powerful audience for both our services and those of our advertisers.

In 2005, we invested in a series of marketing activities to further strengthen our brand image and continue to grow our user base. Our marketing campaigns consisted of corporate branding and announcements about our services through outdoor, print and online advertisements. We also conducted a talent search event offering winners opportunities to be NetEase spokespersons and gain nationwide exposure by appearing in our advertising campaigns. The marketing results have been very encouraging as both page views and unique visits to our websites grew substantially during the year.

*Online games business once again outpaces industry growth*

NetEase is a clear leader in both game operation and development as our online game business continued to outpace the industry in 2005. Our total gross revenues from online games increased 119.3% in 2005 from the prior year, compared to industry growth of 52.6% according to IDC. China's online game market is one of the largest in the world. According to IDC, there were an estimated 26 million users in 2005 compared to 20 million in 2004. According to IDC, online game sales in China are expected to grow by approximately 35.5% annually to reach US$2.1 billion in 2010. Moreover, the gross margin of our online games business has remained very strong at 89.6%, making it the most profitable part of our business.

Our success has been driven largely by our leading 2D in-house developed games, Westward Journey Online II and Fantasy Westward Journey. Both games experienced double digits revenue growth in 2005. The power of the NetEase brand has created a massive community of users, and our innovative products and services offered on our portal have been the main contributors to user retention. We believe that these are all distinct advantages we have over our competitors.

I am pleased to report that Fantasy Westward Journey has maintained its leading position as the most popular MMORPG in China, with peak concurrent users of 1,236,000 during March 2006 and outpacing every MMORPG in China. Westward Journey Online II remained in the top three ranks with peak concurrent users of 581,000 in March 2006. Our ability to create in-house developed games that appeal to Chinese audiences distinguishes us from many of our foreign and local competitors.

In 2005, we continued to widen our distribution of games to reach more Internet cafes and homes and also extended the distribution of our point cards to reach more points of sales. As a result, we have one of the most extensive game operations and distribution networks in the country. Our focused efforts on maximizing the potential of Westward Journey Online II and Fantasy Westward Journey through enhanced content, expansion packs and special virtual events has proved very successful. We intend to continue to put more resources into our 2D games in 2006 by releasing additional expansion packs and holding more online and offline marketing events to extend the life cycle of these two titles and further enhance their popularity. We also believe that we have strong skills in combining traditional Chinese culture and advanced gaming technology which has always proven to be a winning combination for NetEase.

*Strong game pipeline in 2006*

We have two new games in our 2006 pipeline. They are our next generation MMORPGs, "Datang," our 2.5D game set during the Tang dynasty, and "Tianxia," a 3D game based on Chinese mythology. We will continue to focus our efforts on driving performance of our existing online games while heavily investing in the development of our next generation 2.5D and 3D pipeline.

We have also broadened our reach into new areas of online games in 2005 through the launch of a community-based casual games platform. These casual games will be community oriented and easier to play than our more complex MMORPGs. As a result, we expect them to appeal to a wider audience group. We hope to build an additional base of "sticky" users around this platform.

*Enhanced channel content and expanded service offerings attracts more advertising dollars*

Our advertising business showed strong overall growth in 2005. Full year revenues increased approximately 41.0% compared to 2004, as our efforts to enhance our portal and channel content yielded tangible results.

In the remainder of 2006, we plan to continue investing in our portal content and service offerings to attract and grow our audience as well as page views, making the NetEase websites even more attractive to advertisers. NetEase continues to drive its advertising revenues via a combination of website content enhancement and aggressively focusing on broadening its network of innovative market channels and sales efforts.

*Fourth consecutive year of profit*

NetEase posted another record year in 2005 as the strong growth in our online games continued to benefit the bottom line growth. 2005 represented the fourth successive year of triple digits growth in net profit for the company.

All in all, 2005 was an exciting year with NetEase experiencing high growth, execution, and investment in our core business. We were able to maintain a leading position among our competitors and once again outpaced the online game market. This demonstrates the strength of our business model and the ability of our management team and talented employee base to execute on that model. We are dedicated to helping shape the online game market and providing the highest quality of MMORPGs to players throughout all of China.

We are optimistic about the company's prospects going forward. With a strong game line-up, 2006 promises to be another exciting year for our online games business. We will also continue to focus on leveraging our portal traffic and continue to grow our advertising revenues.

I would like to end by thanking you, our investors, for your continued support.

William Ding
*Founder and Chief Executive Officer*

網易

# Our Business

# OUR BUSINESS

## ONE OF CHINA'S PREMIER INTERNET MEDIA AND ENTERTAINMENT COMPANIES

NetEase operates one of China's most popular Internet portals and is a leading online game developer, with an established in-house development team. Our websites provide online games, community and e-commerce services, as well as various content channels targeting Chinese users. NetEase's websites provide a massive marketing platform for advertisers to reach our large registered user base.

In the midst of China's technological revolution, NetEase has been a consistent leader in the Internet industry. Our company was among the first to offer e-mail, virtual communities, and free web hosting in China. NetEase was also one of the original builders of the online games industry in China and the developer of Westward Journey Online, one of the first large scale Chinese-made games. This track record of innovation, combined with a commitment to developing games that are technically advanced and reliable, has allowed NetEase to capture a substantial portion of this market. The company's business was first established in Guangzhou in 1997, and it listed on The Nasdaq National Market in 2000.

| | |
|---|---|
| Mission | Deliver "Power to the People" by using the latest Internet technologies to provide engaging entertainment and enable information sharing and exchange |
| Strategy | Leverage our portal traffic to generate income from two core business units: online games and advertising services. We also offer wireless value-added and other services through our Internet portal. |
| Competitive Strengths | • Strong brand awareness and wide customer reach among Internet users in China<br>• Valuable user demographics: Large proportion of young and educated users with demonstrated spending power<br>• Cross marketing between core businesses: Diversified revenue streams with the ability to cross-sell services to users across businesses |

Our Business Model



Advertising Services
Others (including wireless, email and other value-added services)




Net Profit (in US$ millions)
150.0
100.0
50.0
-
2003
2004
2005

## ONLINE GAMES

### NETEASE IS A LEADER IN GAME DEVELOPMENT AND OPERATION

Our online games business focuses on developing and operating massively multi-player online role-playing games (MMORPGs) for the Chinese market. MMORPGs are played over the Internet in "virtual worlds" which allow thousands of players to simultaneously connect and interact.


User
User
User
User
User
User
Game
User
User
User
User
User

NetEase has a distinct advantage over many of its competitors in the gaming market. While many Chinese online game companies license popular foreign games, NetEase has built strong in-house development capabilities, which are augmented by an extensive distribution network. This provides us with complete control over the whole process from concept through development and delivery and ultimately to ongoing product enhancement through expansion packs and special promotional events within the virtual game worlds. Our current self-developed MMORPG titles, Westward Journey Online II and Fantasy Westward Journey, ranked no. 3 and no. 1 most popular MMORPGs respectively in China in 2005 in terms of the number of peak concurrent users. We plan to build on our current successes by launching an exciting range of in-house developed 2.5D and 3D games, as well as licensed games, in the future.









### Westward Journey Online II

Westward Journey Online II is based on the classic mythic story "Journey to the West." It fuses traditional Chinese painting styles with a modern game user interface to bring thousands of users to interact in a virtual mythical world. This game was one of the top 3 most popular online games in China in 2005.

| | |
|---|---|
| Commercial Launch | August 2002 |
| Total Registered Users (December 31, 2005) | 73 million |
| Peak Concurrent Users (December 2005) | 554,000 |

### Fantasy Westward Journey

Fantasy Westward Journey is based on the same mythology as Westward Journey, but it has been designed in a more light-hearted cartoon style to achieve a more romantic game environment. Bringing excitement and energy into the game-play, it contains humorous dialogues, team competitions and game missions. Also, being our newest commercially launched game, it brings additional technical advancements over our previous games.

| | |
|---|---|
| Commercial Launch | January 2004 |
| Total Registered Users (December 31, 2005) | 60 million |
| Peak Concurrent Users (December 2005) | 1,043,000 |

## *Fly For Fun*

In the second half of 2004, we licensed Fly For Fun ("FlyFF") from a Korean game development company. FlyFF is a 3D game based on a European medieval fantasy world that gives players unique flying capabilities. This action-oriented 3D game is now planned to be commercially launched in the fourth quarter of 2006. We have been testing and working with the developer of this game since we initially licensed it to maximize its usability and appeal to Chinese online game players.






## *Casual Games Platform*

In 2005, we broadened our reach into casual games, which can attract a wider range of users than MMORPGs. Initially, we launched a platform of nine multi-player games, such as billiards, card games and mahjong. We anticipate selling virtual items for these games, such as options for changing the appearance of the game-play or advanced tools which players can use in the game, utilizing our prepaid point cards system.

popogame.163.com





## IN THE PIPELINE





2.5D Project
Datang

### Next Generation In-house Developed MMORPGs

We have two new MMORPGs under development. The first is a 2.5D game called Datang based on Chinese martial arts lore and set during the Tang Dynasty. The other is our first in-house developed 3D game called Tianxia, which is based on traditional Chinese mythology and includes advanced 3D images of beautiful scenic spots throughout China. The open beta testing for Datang commenced in May 2006, and the opening beta testing for Tianxia is targeted for the second half of 2006.

3D Project
Tianxia





## NETEASE POINT CARDS

NetEase's prepaid points are the principal billing mechanism for our online games. Points are mainly purchased through cards which cost approximately RMB15 (less than US$2) each and are distributed through wholesalers as well as directly to Internet cafes, software stores, supermarkets, bookstores and convenience stores. These points can also be used to pay for our other online services.

Working with over 700 regional wholesale distributors in China, we have an extensive distribution network to deliver our prepaid point cards to retail outlets and the ultimate end-users.


150


300


150


150


150


300

## *INTERNET PORTAL*

For the month of December 2005, the NetEase websites had more than 786 million average daily page-views, making us one of the most popular sites in China and on the World Wide Web.

The NetEase websites provide Internet users with Chinese language online services centered around three core service categories - content, community and communication, and commerce.

A wide range of content makes NetEase appealing to a broad audience group spanning all age groups. However, our services are particularly popular among younger audiences as our statistics show that 52% of our users are between the ages of 18 and 34, allowing us to effectively cross-market services which appeal to younger demographics, such as online game offerings.













The following is an overview of two of our more popular portal-related services, email and POPO Instant Messaging services:

## Free Email Services



### Key Facts:

- NetEase had over 92 million current registered free email accounts as of December 31, 2005, making us the largest free email provider in China
- 2.28 gigabyte storage capacity
- On a 14 days active usage basis, we had over 36 million user accounts as of December 31, 2005

### Basic Functions (all available free to registered users of the NetEase websites):

- Spam-filter protection
- Kaspersky Anti-Virus protection
- POP access for downloading emails
- Online address book

We plan to continue focusing on monetizing our large email user base by offering premium, fee-based services to them, including our online games. We also believe that this user base benefits us by enhancing the attractiveness of the NetEase websites to advertisers.

## POPO Instant Messenger



### Key Facts:

- Over 42 million current registered accounts as of December 31, 2005
- Over 350,000 peak concurrent users in December 2005

### Basic Functions (all available free to registered users of the NetEase websites):

- Individual and group instant messaging and text chat
- SMS message capability
- Video chat
- Audio chat
- File transfer
- Online radio pre-sets / MP3 player plug-in

## ADVERTISING SERVICES

The massive user base of the NetEase websites is attracting a growing number of advertisers. The various content channels and wide range of online services offered through our Internet portal forms an effective medium for our clients to conduct integrated marketing campaigns to the millions of loyal NetEase users.

Our online advertising offerings include banner advertising, channel sponsorships, direct e-mail, interactive media-rich sites, sponsored special events, games, contests and other activities.

Among our advertising clients, you will find significant and mature companies, including many multinational companies. Below are just a few of our advertising clients in 2005:

## *WIRELESS VALUE-ADDED SERVICES*

We offer a wide range of wireless value-added services (WVAS) which allow users to receive news and other information, such as stock quotes and e-mails, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games.

Combining content from our Internet portal with mobile applications we have developed in-house, we are able to rapidly develop sophisticated WVAS.

Our WVAS business accounted for a smaller portion of our total revenues in 2005 compared to prior years, due in large part to intensifying competition in the industry. Nonetheless, we believe that the ongoing growth in popularity in China of audio-related services and advanced services offered over high bandwidth 2.5G mobile networks will provide new opportunities for us in the WVAS market. In particular, we continue to see a growing contribution from newer emerging mobile phone technologies, such as multimedia messaging services (MMS), wireless application protocol (WAP) services, interactive voice response services (IVRS) and color ring-back tones, which change the ring-tone a caller hears. Using the IVRS and color ring-back tone platforms, we can provide engaging services, such as IVRS voice-recorded song dedications whereby users can select a song, add a personalized dedication and then send it to the mobile phone of a friend. These audio-related and 2.5G services are more content-rich and interactive than short messaging services (SMS) which are offered over older 2G mobile networks and historically provided the bulk of our WVAS revenue.

**Wireless Value-Added Services**

| NEWS & INFORMATION SUBSCRIPTION | INTERACTIVE & COMMUNITY | INTERNET-RELATED | MEDIA/MULTIMEDIA |
|---|---|---|---|
| » Current News | » Matchmaking | » Email-related | » Ring-tone Downloads |
| » Financial News | » Virtual Girlfriend | » E-card Notification | » Logo Downloads |
| » Sports News | » Virtual Living Space | » POPO (Instant Messaging) | » Screensavers |
| » Entertainment News | » Virtual Pet | » User Photo Library | |
| » Weather | » WAP Games | » WAP Blog | |
| » Jokes | » Graphic SMS | | |
| » Career News | » IVRS Song Dedications | | |
| » TV Guide | » IVRS Greeting | | |






中国最好的
手机网络游戏
THE WORLD

# Management's Discussion and Analysis of Financial Condition and Results of Operations

# *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words "expect," "anticipate," "intend," "believe" or similar language. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

## *OPERATING RESULTS*

### *Overview*

NetEase is a leading Internet technology company in China. Our innovative online games, communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase websites which are operated by our affiliate. As of December 31, 2005, we had registered an accumulated total of approximately 452 million accounts, and our average daily page views exceeded 786 million for the month ended December 31, 2005.

For the year ended December 31, 2005, we continued to develop our online games and advertising business. We also provide wireless value-added and other fee-based premium services, but we expect that revenue from such services will remain a relatively small part of our total revenue for the foreseeable future.

We achieved a net profit of RMB932.0 million (US$115.5 million) for 2005 and generated positive operating cash flows of RMB1,104.8 million (US$136.9 million) during the year. We recorded an accumulated deficit of RMB148.7 million as of December 31, 2003 and retained earnings of RMB235.6 million and RMB1,123.2 million (US$139.2 million) as of December 31, 2004 and 2005, respectively.

### *Our Corporate Structure*

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of December 31, 2005, we had four major directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing"), NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai"), Guangzhou Boguan Telecommunication Technology Limited ("Boguan"), which commenced operations in April 2005, and NetEase Interactive Entertainment Limited ("NetEase Interactive"), which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited ("Guangzhou Interactive"). Our U.S. subsidiary, NetEase (U.S.) Inc., was dormant in 2005, and we dissolved this company in December 2005. We also dissolved NetEase Shanghai in February 2006.

NetEase Beijing, NetEase Shanghai, Boguan and Guangzhou Interactive were established in China on August 30, 1999, May 14, 2000, December 8, 2003 and October 15, 2002, respectively. NetEase Interactive was established in the British Virgin Islands on April 12, 2002.

NetEase.com, Inc. conducts its business in China through its wholly owned subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase"), Beijing Guangyitong Advertising Co. Ltd. ("Guangyitong Advertising") and Guangzhou Ling Yi Electronics Technology Limited ("Ling Yi"). These affiliated companies are considered "variable interest entities" for accounting purposes (see the caption "– Basis of Presentation" below), and are referred to collectively in this section as "VIEs." The revenue earned by the VIEs largely flows through to NetEase.com, Inc. and its wholly owned subsidiaries pursuant to such contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive provide technical consulting and related services to the VIEs.

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our major shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase websites. Guangzhou NetEase's 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and is 90% owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider. For the years ended December 31, 2003, 2004 and 2005, this company earned revenue relating to WAP services and MMS, which represented a small portion of our wireless value-added services revenue.

We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

## *Basis of Presentation*

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 ("FIN 46"), which was subsequently amended by a revised interpretation ("FIN 46-R"). These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies, Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi. We have concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs, and NetEase.com, Inc. is the primary beneficiary of these affiliated companies. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004.

When reading this annual report, please note that "revenues" for the year ended December 31, 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), are equivalent to "net revenues" for the years ended December 31, 2004 and 2005 (after the adoption of FIN 46 and consolidation of our VIEs). Both "revenues" in 2003 and "net revenues" in 2004 and 2005 represent gross revenues from final customers, net of business tax payable by our VIEs.

## *Revenue*

We generate our revenues from the provision of online games, advertising services and wireless value-added and other fee-based premium services. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services.

No customer individually accounted for greater than 10% of our total revenues for the years ended December 31, 2003, 2004 and 2005. However, we have separate, stand-alone contractual relationships with the national, provincial and local offices or affiliates of China Mobile, the largest mobile phone operator in China (and on occasion, with the provincial offices of China Unicom, the other principal mobile phone operator in China) for the provision of our wireless value-added services. If our revenue from these various contractual relationships with respect to China Mobile are aggregated, then China Mobile, as a whole, accounted for approximately 43.2%, 12.2% and 2.7% of our total net revenues for the years ended December 31, 2003, 2004 and 2005, respectively.

## Online Games

We derive all our online game revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafes, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. A small portion of our customers also purchase "virtual" prepaid cards online via debit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad (mainly from South Korea and, to a lesser extent, from the United States) expand their presence in the Chinese market or enter it for the first time.

## Advertising Services

We derive most of our advertising services revenue from fees we earn from advertisements placed on the NetEase websites. Approximately 92.0%, 91.2% and 90.0% of our total advertising revenue was derived from brand advertising for the years ended December 31, 2003, 2004 and 2005, respectively, with the remainder generated by our paid search engine business.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium. Moreover, we expect that as the e-commerce industry further develops in China, there will be more small- to medium-size online businesses using paid search services to advertise or market their businesses and products. Accordingly, we believe that the growth rate for paid search-related advertising in the China market may increase at a faster rate than online brand advertising, although search-related advertising is still at its initial stage in China and developing from a much smaller base.

## Wireless Value-Added Services and Others

We derive a portion of our wireless value-added services and others revenues from providing to our customers value-added services through SMS. These SMS services include delivery of news and other requested information such as stock quotes and e-mails, ringtone and logo downloads to customers' mobile phones, participation in matchmaking and friend-finding communities and various other related services that the mobile phone customers of China Mobile and China Unicom can access. We experienced increasing competition in the SMS market beginning in 2003, which contributed in part to the overall decline in our wireless value-added services revenues starting in the third quarter of 2003. In addition, acting under the guidance of China's Ministry of Information Industry, the mobile operators have been enforcing their customer service policies more rigorously and have initiated steps to improve customer service since the end of 2003, which has adversely affected our revenue from wireless value-added services.

We are also focusing on developing services which utilize newer, more content-rich wireless technologies such as MMS, WAP and IVRS. We expect that our revenue derived from new services we develop that are compatible with these and new wireless technologies will continue to represent an increasing portion of our wireless value-added services revenue in the future as these technologies become more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

Other premium services include online fee-based premium services and post-contract customer support and corporate solution services. Our online fee-based premium services, supplied to registered users of the NetEase websites, include premium e-mail, premium matchmaking and dating services and premium personal homepage hosting. We also receive a small amount of revenue from the provision of post-contract customer support, provision of corporate solutions to customers in connection with their purchase of servers and computer equipment, development of software and custody and maintenance of servers. Revenues from such post-contract customer support and corporate solutions services for the years ended December 31, 2003 and 2004 were not significant. No such revenue was derived in 2005, and we expect such post-contract customer support and corporate solution services to remain an insignificant part of our business in the future.

## *Seasonality of revenues*

Historically, advertising revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers' annual budgets and the third quarter as the strongest. Usage of our online games and wireless value-added services has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays.

## Cost of Revenues

### *Online Games*

Cost of revenues for our online games consist primarily of business tax payable on intra-group revenues, staff costs (in particular remuneration to employees known as the "Game Masters" who are responsible for the daily coordination and regulation of the activities inside our games' virtual worlds), royalties and other fees paid to licensors for our licensed online games, advertising fees paid to celebrity spokespersons, revenue sharing expenses paid to Internet data centers ("IDC") for the rental of servers, and printing costs for our prepaid point cards.

In addition, cost of revenues for our online games also includes that portion of bandwidth and server custody fees and depreciation and amortization of computers and software which are attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom's and China Netcom's affiliates, for which we pay custody fees to China Telecom and China Netcom.

### *Advertising Services*

Cost of revenues related to our advertising services consists primarily of business tax payable on intra-group revenues, staff costs for editors of the various content channels for the NetEase websites and content fees paid to content providers for the NetEase websites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of advertising services and fees payable to a vendor for the use of search results generated by its search engine.

### *Wireless Value-Added Services and Others*

Cost of revenues related to our wireless value-added services and others consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software which are attributable to the provision of wireless value-added and other services. It also includes transmission costs for our "POPO" instant messaging service and business tax payable on intra-group revenues. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

For the year ended December 31, 2003, cost of revenues for these services also included referral fees paid to third party websites. This referral program, under which we shared a portion of the revenue generated from new customers of our wireless value-added services with the third party websites that referred them to us (referred to as a "website union"), commenced to operate at the beginning of 2003 and ended at the end of the second quarter of 2003 pursuant to a new policy instituted by China Mobile. The amount paid to the third party websites in 2003 totaled approximately RMB7.4 million. There was no such referral fee paid to third party websites for 2004 and 2005.

## Operating Expenses

Operating expenses include selling and marketing expenses, general and administrative expenses and research and development expenses.

### Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses and compensation costs for our sales and marketing staff, as well as marketing and advertising expenses payable to third party vendors.

### General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses and compensation costs for our general administrative and management staff, as well as certain mandatory welfare expenses payable to staff in other departments of our company; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges.

### Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the years ended December 31, 2003, 2004 and 2005, such expenses also included licensing and training fees paid to a third party developer of a 3D game engine to be used in our future online games.

### Share Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. Since the 2000 Stock Option Plan was adopted, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under that plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For the years ended December 31, 2003, 2004 and 2005, we recorded share compensation cost of approximately RMB0.2 million, RMB55,340 and RMB13,835 (US$1,714), respectively. This cost has been allocated to (i) cost of revenues, (ii) selling and marketing expenses, (iii) general and administrative expenses and (iv) research and development expenses, depending on the functions for which these personnel and employees are responsible.

As of December 31, 2005, we recorded no deferred compensation cost relating to share option grants. As of December 31, 2003 and 2004, deferred compensation cost relating to share option grants in 2004 or prior years amounted to RMB69,175 and RMB13,835, respectively. We may incur additional share compensation cost in 2006 as a result of the possible recruitment of additional management personnel and the granting of new share options or other share-based compensation to these personnel and other members of our staff, and as a result of the adoption of SFAS 123R as explained under the caption "–Recent Accounting Pronouncements."

## Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries and VIEs. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a "New and High Technology Enterprise." According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT (i.e., an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. In April 2006, NetEase Beijing obtained approval from the relevant government authorities and was recognized as an "Advanced Technology Enterprise" ("ATE"). According to the approval, NetEase Beijing is entitled to a reduced EIT rate of 10% from 2006 to 2008 and to a full exemption from the 3% local EIT from 2006 onwards.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou Interactive was recognized as a "New and High Technology Enterprise" in April 2003. According to an approval granted by the Guangzhou TianHe State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive was recognized as a "Software Enterprise" and a "High Technology Enterprise," respectively, and is entitled to a reduced EIT rate of 7.5% and a local tax of 3% from 2005 onwards, which is subject to the annual examination by the relevant tax authorities for compliance with the "Software Enterprise" and "High Technology Enterprise" status.

Guangzhou NetEase, Guangyitong Advertising, Ling Yi and Boguan are Chinese domestic enterprises and are generally subject to EIT at the rate of 30% plus a local tax of 3%.

If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipts from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

NetEase Beijing, NetEase Shanghai and Guangzhou Interactive are also subject to business tax on their revenues derived from services, which is generally 5%. Guangzhou NetEase, Guangyitong Advertising and Ling Yi in general are subject to a business tax of 5.5% on their revenues, except for revenues derived from wireless value-added services which are subject to business tax at 3.3%. In addition, Guangyitong Advertising is subject to a further cultural development fee of 3% on its Internet advertising fees. Before these VIEs were consolidated beginning on January 1, 2004, these taxes effectively reduced the revenues we derived from them.

NetEase Shanghai had total tax loss carryforwards of approximately RMB29.3 million as of December 31, 2003 for EIT purposes. These tax loss carryforwards gave rise to deferred tax assets totaling RMB9.7 million as of December 31, 2003. Such carryforwards were fully utilized during the year ended December 31, 2004.

## Critical Accounting Policies and Estimates

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our consolidated balance sheet, the revenues and expenses in our consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations.

## Critical Accounting Policies and Estimates Regarding Revenue Recognition

### Online Games and Wireless Value-Added Services and Others

We provide online games and wireless value-added services and others through Guangzhou NetEase and Ling Yi. Our subsidiaries, NetEase Beijing and Guangzhou Interactive, have entered into agreements with Guangzhou NetEase and Ling Yi to provide technical consulting services in connection with those services. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees to which NetEase Beijing and Guangzhou Interactive are entitled for the technical consulting services provided to Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi which occurred upon our adoption of FIN 46, these arrangements allowed our subsidiaries to fully accrue all of the online games and wireless value-added and others services revenues recognized by Guangzhou NetEase and Ling Yi based on the recognition policies described below. The results of Guangzhou NetEase and Ling Yi have been consolidated into our financial statements since January 1, 2004 and May 17, 2004, respectively. Our revenue recognition policies for these services are as follows:

- *Online Game Services.* We sell prepaid point cards to the end customers who may use the points on such cards for online game services provided by us. We recognize the related revenue when the registered points are consumed for our online game services. We effectively charge players according to their playtime of our online game services.

- *Wireless Value-Added Services.* A portion of our revenue from wireless value-added services is derived from activities related to SMS and non-SMS (MMS, WAP and IVRS) services. Such revenues represent our share of the revenues under cooperative arrangements with the mobile phone operators in China, net of the amounts retained by the mobile phone operators for their services performed. We recognize revenues under these cooperative arrangements in the month in which the services are performed based on the monthly confirmations from the mobile phone operators for the service period when the message content or service is delivered. When a confirmation has not been received from a mobile phone operator at the national, provincial or local level prior to the date we close our books for a particular financial reporting period, we estimate the revenues which are applicable to the services provided through that operator for such period. We also estimate the number of messages sent by us to users that resulted in billing and transmission failures for which we are not paid by the user and which we cannot independently track. We then recognize the estimated revenues, net of estimated billing and transmission failures.

- *Others.* Others include both fee-based and free services. Fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting and premium greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized on a straight-line basis over the period in which the services are provided.

## Advertising Services

We provide advertising services through Guangyitong Advertising. NetEase Beijing has entered into agreements with Guangyitong Advertising which allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising. Prior to the consolidation of Guangyitong Advertising which occurred upon our adoption of FIN 46, these arrangements allowed NetEase Beijing to fully accrue all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising. Accordingly, prior to such consolidation, we recognized revenues from advertising services at the same time Guangyitong Advertising recognized the revenues based on the recognition policy described below. The results of Guangyitong Advertising have been consolidated into our financial statements since January 1, 2004.

We derive advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

Our obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, we occasionally enter into "cost per action" ("CPA") advertising contracts whereby revenue is received by us when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

### *Online Mall Revenue*

We originally launched our online shopping mall platform in July 2000 through Guangzhou NetEase. As of December 31, 2005, this online shopping mall had 24 "online storefronts" with stores being operated by the merchant tenants themselves. For the years ended December 31, 2003, 2004 and 2005, we received fixed service fees from all merchants and recognized revenues ratably over the period of the contracts.

### *Barter Transactions*

Effective from January 20, 2000, we have adopted the consensus reached in Emerging Issue Task Force ("EITF") 99-17 "Accounting for Advertising Barter Transactions" to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by us only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

In 2005, we recognized revenues and expenses derived from barter transactions of RMB50,000 (US$6,196). We did not recognize any such revenue or expense in 2003 or 2004. In addition, during the years ended December 31, 2003, 2004 and 2005, we engaged in advertising barter transactions, but in each case, the fair value was not determinable within the limits of EITF 99-17. Therefore, no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

## ***Other Critical Accounting Policies and Estimates***

### *Research and Development Costs*

We recognize costs to develop our online game services in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game product development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market. As of December 31, 2005, we had not capitalized significant product development costs.

We recognize website and internally used software development costs in accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Accordingly, we expense all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

### *Depreciation*

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from two years to five years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

## *Allowances for Doubtful Accounts*

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 80%, in the case of direct customers, and 50% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than six months. We provide for 100% in the case of all parties for outstanding trade receivable balances overdue for more than one year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for problem account receivable balances.

## ***Repurchase of Shares***

On July 4, 2003, we entered into an agreement with affiliates of The News Corporation Limited ("Newscorp") to repurchase 27,142,000 of our ordinary shares held by one of Newscorp's affiliates. The transaction was completed in July 2003. Under the agreement, we paid Newscorp a net aggregated amount of approximately US$4.6 million, and the right of Newscorp and its affiliates to a certain amount of advertising on NetEase's websites which had been granted under a strategic cooperation agreement between the parties was waived. In accordance with the agreement, we were entitled to use US$2 million worth of advertising on Asian television properties of Newscorp at no additional cost until March 28, 2004. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. All of the advertising inventory was fully used by us in 2004.

On May 18, 2006, our board of directors approved a share repurchase program which was in effect for approximately one month. Pursuant to this program, we repurchased approximately US$50 million worth of our issued and outstanding ADSs in open-market transactions on the Nasdaq National Market. We funded such repurchases from available working capital.

## *Consolidated Results of Operations*

The following table sets forth a summary of our audited consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

| | For the Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2003 | | 2004 | | 2005 | |
| | RMB | % | RMB | % | RMB | % |
| Statement of Operations Data: | | | | | | |
| Revenues: | | | | | | |
| Online game services | 203,246,114 | 35.7 | 628,936,223 | 65.6 | 1,379,475,803 | 81.4 |
| Advertising services | 86,183,733 | 15.2 | 171,054,305 | 17.9 | 241,200,444 | 14.2 |
| Wireless value-added services and others | 279,659,170 | 49.1 | 158,310,317 | 16.5 | 73,742,136 | 4.4 |
| Total revenues[1] | 569,089,017 | 100.0 | 958,300,845 | 100.0 | 1,694,418,383 | 100.0 |
| Business tax[2] | (26,954,502) | (4.7) | (54,703,018) | (5.7) | (82,054,902) | (4.8) |
| Net revenues[1] | 542,134,515 | 95.3 | 903,597,827 | 94.3 | 1,612,363,481 | 95.2 |
| Cost of revenues[2]: | | | | | | |
| Online game services | (20,873,502) | (3.7) | (74,629,515) | (7.8) | (137,301,493) | (8.1) |
| Advertising services | (27,623,438) | (4.9) | (54,056,435) | (5.6) | (78,589,395) | (4.6) |
| Wireless value-added services and others | (36,965,777) | (6.5) | (55,117,445) | (5.8) | (59,346,085) | (3.5) |
| Total cost of revenues | (85,462,717) | (15.1) | (183,803,395) | (19.2) | (275,236,973) | (16.2) |
| Gross profit | 456,671,798 | 80.2 | 719,794,432 | 75.1 | 1,337,126,508 | 78.9 |
| Operating expenses: | | | | | | |
| Selling and marketing expenses | (43,135,804) | (7.6) | (152,842,334) | (15.9) | (152,192,422) | (9.0) |
| General and administrative expenses | (67,634,599) | (11.9) | (101,631,070) | (10.6) | (117,942,605) | (7.0) |
| Research and development expenses | (19,120,827) | (3.4) | (34,362,806) | (3.6) | (90,170,092) | (5.3) |
| Insurance claims settlement for the now-settled class action litigation | – | – | 16,553,200 | 1.7 | – | – |
| Total operating expenses | (129,891,230) | (22.9) | (272,283,010) | (28.4) | (360,305,119) | (21.3) |
| Operating profit | 326,780,568 | 57.3 | 447,511,422 | 46.7 | 976,821,389 | 57.6 |
| Other income (expenses): | | | | | | |
| Investment income | 538,278 | 0.1 | 3,522,169 | 0.4 | 1,301,975 | 0.1 |
| Interest income | 11,273,685 | 2.0 | 22,333,511 | 2.3 | 58,070,148 | 3.4 |
| Interest expenses | – | – | (3,877,129) | (0.4) | (344,859) | (0.0) |
| Exchange losses | – | – | – | – | (8,360,834) | (0.5) |
| Other, net | 5,410,171 | 1.0 | 507,428 | 0.1 | (540,628) | (0.0) |
| Profit before tax | 344,002,702 | 60.4 | 469,997,401 | 49.1 | 1,026,947,191 | 60.6 |
| Income tax expense | (21,129,978) | (3.7) | (28,576,719) | (3.0) | (94,957,022) | (5.6) |
| Net profit | 322,872,724 | 56.7 | 441,420,682 | 46.1 | 931,990,169 | 55.0 |
| Share compensation cost included in: | | | | | | |
| General and administrative expenses | (151,166) | (0.0) | (55,340) | (0.0) | (13,835) | (0.0) |
| Research and development expenses | (88,236) | (0.0) | – | – | – | – |
| | (239,402) | (0.0) | (55,340) | (0.0) | (13,835) | (0.0) |

*1 "Revenues" as reported in the audited consolidated financial statements for the year ended December 31, 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs) is equivalent to "Net revenues" as reported in the audited consolidated financial statements for the years ended December 31, 2004 and 2005 (after the adoption of FIN 46 and consolidation of our VIEs). "Revenues" in 2003 and "Net revenues" in 2004 and 2005 represent gross revenues from final customers, net of business tax payable by our VIEs.*

*2 We adopted the provisions of FIN 46 and consolidated our VIEs on a prospective basis in our consolidated financial statements from January 1, 2004. Our VIEs effectively function as pass-through entities for accounting purposes, and are used by us in providing services to the final customers. Under the various agreements entered into with our VIEs, substantially all of their revenues, net of the applicable business tax payable by them, are passed to us in the form of technology and consulting service revenues. Prior to the consolidation of our VIEs in accordance with FIN 46, the revenues presented in our financial statements represented revenues received by us from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us on the technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of our VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by our VIEs, before deducting any applicable business tax payable by them. Such business tax is now presented under a separate line item after revenues. The business tax payable by us on intra-group revenues from our VIEs is recorded under cost of revenues as it is considered a cost in providing the services by us.*

## Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

### Revenues

Total net revenues increased by 78.4% to RMB1,612.4 million (US$199.8 million) in 2005 from RMB903.6 million in 2004. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 81.9%, 13.7% and 4.4%, respectively, of our total net revenues in 2005. This compares with 65.8%, 17.3% and 16.9%, respectively, in 2004.

#### Online Games

Net revenues from online games increased by 122.2% to RMB1,320.6 million (US$163.6 million) in 2005 from RMB594.3 million in 2004. This increase was mainly due to the increase in popularity of our two in-house developed MMORPGs, Westward Journey Online II and Fantasy Westward Journey. The number of peak concurrent players for Westward Journey Online II increased to approximately 535,000 in December 2005 from approximately 349,000 in December 2004, and the number of peak concurrent players for Fantasy Westward Journey increased to approximately 1,043,000 in December 2005 from 356,000 in December 2004. The number of average concurrent players for Westward Journey Online II increased to approximately 207,000 in December 2005 from approximately 156,000 in December 2004. The number of average concurrent users for Fantasy Westward Journey increased to approximately 384,000 in December 2005 from approximately 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these two games throughout 2005, which was mainly attributable to the successful launching of new expansion packs for each game in the year.

We expect that we will need to introduce new versions or substantive upgrades of our MMORPG games on a more regular and frequent basis to maintain their popularity, although changes in users' tastes or in the overall market for online games in China could alter the anticipated life cycle of each version or upgrade or even cause our users to stop playing our games altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of any of our games. The Chinese government's increasing regulation of the online game market may also negatively affect our results of operations. For example, the Chinese government has banned all persons under the age of 18 from playing games that allow players to kill each other, and has also expressed an intention to limit the amount of time minors can continuously play online games. While we believe that these actions have not significantly affected our revenues to date, the government could take others steps, such as for example the widespread closure of Internet cafes where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing, which could materially adversely affect us. We may not be able to adequately respond to any such regulatory changes in the online games market.

#### Advertising services

Net revenues from advertising services increased by 41.0% to RMB220.7 million (US$27.3 million) in 2005 from total revenues of RMB156.5 million in 2004, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase's websites and expand our user base.

Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB508,000 (US$63,000) in 2005 from RMB386,000 in 2004. The number of traditional advertisers using the NetEase websites increased to 387 in 2005 from 370 in 2004, with revenues from our top ten advertisers comprising 46.6% of our total advertising services revenues in 2005 as compared to 39.8% in 2004.

### *Wireless Value-Added Services and Others*

Net revenue from wireless value-added services and others decreased by 53.5% to RMB71.0 million (US$8.8 million) from RMB152.7 million in 2004. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to continuing intense competition in the wireless value-added services market, in particular in the market for SMS services, and the Company's reduced focus on this business area.

In addition, we believe that the wireless value-added services market is increasingly shifting towards next generation technologies. Revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 12.9% and 38.5% of our total revenues from wireless value-added services and others in 2004 and 2005, respectively.

The average prices for our SMS, MMS, WAP and IVRS services have remained largely static over the last two years.

## *Cost of Revenues*

Our cost of revenues increased by 49.7% to RMB275.2 million (US$34.1 million) in 2005 from RMB183.8 million in 2004 due primarily to increased cost of revenues for online games and advertising services. In 2005, costs relating to online games, advertising services and wireless value-added services and others represented 49.9%, 28.5% and 21.6% of total cost of revenues, respectively. This compares with 40.6%, 29.4% and 30.0% of the cost of revenues, respectively, in 2004.

### *Online Games*

Cost of revenues from our online games increased by 84.0% to RMB137.3 million (US$17.0 million) in 2005 from RMB74.6 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

- Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB36.3 million to RMB66.0 million (US$8.2 million) in 2005 from RMB29.7 million in 2004 due to strong revenue growth driven by the continued growth of our Fantasy Westward Journey game and, to a lesser extent, our Westward Journey Online II game.

- The revenue share payable to IDCs increased by RMB12.8 million to RMB17.1 million (US$2.1 million) from RMB4.3 million in 2004, as a result of the increase in the number of server rentals from IDCs particularly for Fantasy Westward Journey.

- Bandwidth and server custody fees increased by RMB9.3 million to RMB13.4 million (US$1.7 million) in 2005 from RMB4.1 million in 2004, as a result of an increase in bandwidth usage. Average costs per gigabyte decreased to approximately RMB146,000 (US$18,000) in 2005 from approximately RMB161,000 in 2004.

- Payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey increased by RMB2.9 million to RMB15.2 million (US$1.9 million) in 2005 from RMB12.3 million in 2004. These payments were calculated on the basis of a percentage of revenues we earned from the games, and the increase in payments in 2005 was directly related to the increase in revenues from Westward Journey Online II and Fantasy Westward Journey. Our contracts with these spokespersons expired in November 2005.

### *Advertising Services*

Cost of revenues from our advertising services increased 45.3% to RMB78.6 million (US$9.7 million) in 2005 from RMB54.1 million in 2004. The increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

- Bandwidth and server custodian fees increased by RMB6.0 million to RMB12.3 million (US$1.5 million) in 2005 from RMB6.3 million in 2004 as a result of increase in bandwidth usage.

- Staff-related costs increased by RMB5.5 million to RMB27.9 million (US$3.5 million) in 2005, compared to RMB22.4 million in 2004, mainly as a result of the increase in salary and other compensation payments and also due to the expansion of the number of editors of the various content channels for the NetEase websites from 236 as of December 31, 2004 to 250 as of December 31, 2005.

- Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB3.8 million to RMB10.9 million (US$1.4 million) in 2005 from RMB7.1 million in 2004 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

- Fees payable to a vendor for the use of search results generated by its search engine increased by RMB3.1 million to RMB4.1 million (US$0.5 million) in 2005 from RMB1.0 million in 2004 as a result of increased usage.

- Fees payable to third-party vendors for the use of rich media advertising applications on the NetEase websites increased by RMB3.6 million to RMB4.0 million (US$0.5 million) in 2005 from RMB0.4 million in 2004.

- Cost of third party content for the NetEase websites remained relatively stable at approximately RMB9.4 million (US$1.1 million) in both 2004 and 2005.

### *Wireless Value-added Services and Others*

Cost of revenues from our wireless value-added services and others increased 7.6% to RMB59.3 million (US$7.4 million) in 2005 from RMB55.1 million in 2004. This increase in cost of revenues in 2005 was primarily due to a combination of the following factors:

- Depreciation and amortization cost of computers and software increased by RMB10.9 million to RMB19.1 million (US$2.4 million) in 2005 from RMB8.2 million in 2004, mainly due to additional servers purchased during the year to handle the increase in demand for our free services such as our free e-mail services.

- Bandwidth and server custody fees increased by RMB7.1 million to RMB13.1 million (US$1.6 million) in 2005 from RMB6.0 million in 2004, as a result of an increase in bandwidth usage.

These increases were partially offset by a combination of the following factors:

- Staff-related costs decreased by RMB8.3 million to RMB8.8 million (US$1.1 million) in 2005 from RMB17.1 million in 2004 as a result of decreased salaries and other staff-related costs such as welfare costs and bonuses in 2005 as a result of our reduced focus on wireless value-added services.

- Business tax payable by us on intra-group revenues related to wireless value-added services and others from our VIEs decreased by RMB4.0 million to RMB3.6 million (US$0.4 million) in 2005 from RMB7.6 million in 2004, due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under "Revenues." There was also a reversal of provision of business tax payable of RMB5.8 million (US$0.7 million) in 2005 compared to a reversal of provision of business tax payable of RMB0.6 million in 2004.

- SMS network transmission fees decreased by RMB2.0 million to RMB6.4 million (US$0.8 million) in 2005 from RMB8.4 million in 2004 due to the decrease in number of SMS messages being sent through our instant messaging service, POPO, which we provided free of charge to our customers.

- We recorded a one-time write-off of RMB2.8 million in 2004 related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services. There was no such item in 2005.

## Gross Profit

As a result of the strong revenue growth in 2005, our gross profit increased by 85.8% to RMB1,337.1 million (US$165.7 million) in 2005 from RMB719.8 million in 2004.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. The gross margins in 2004 and 2005 were calculated by dividing our gross profits over our net revenues for the corresponding type of services. The net revenues are before netting-off the business taxes payable by us on intra-group revenues from our VIEs, which are recorded under cost of revenues. As a result of the adoption of FIN 46 and consolidation of our VIEs since 2004, the gross margins for the year ended December 31, 2004 have been restated in the table below to conform with the current presentation adopted by us for the years ended December 31, 2004 and 2005.

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2004 | 2005 | 2005 |
| | RMB | RMB | US$ |
| Gross profit: | | | |
| Online game services | 519,715,215 | 1,183,322,871 | 146,628,692 |
| Advertising services | 102,458,256 | 142,109,011 | 17,609,107 |
| Wireless value-added services and others | 97,620,961 | 11,694,626 | 1,449,112 |
| Total gross profit | 719,794,432 | 1,337,126,508 | 165,686,911 |
| Gross margin: | | | |
| Online game services | 87.4% | 89.6% | 89.6% |
| Advertising services | 65.5% | 64.3% | 64.3% |
| Wireless value-added services and others | 63.9% | 16.5% | 16.5% |
| Total gross margin | 79.7% | 82.9% | 82.9% |

The increase in total gross margin was primarily due to the fact that the increase in gross margin for online game services and advertising services outweighed the decrease in gross margin for wireless value-added services and others.

The increase in gross margin for online game services in 2005 was mainly due to increased revenue resulting from the continued increase in popularity of Westward Journey Online II and Fantasy Westward Journey in 2005, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of business tax payable on intra-group revenues, staff-related costs, bandwidth and server custodian fees, server depreciation costs and payments to celebrity spokespersons. Except for the bandwidth and server custodian fees and revenue share payable to IDC partners, which increased at a faster rate than the rate of increase in revenues, and staff costs which remained stable in 2005, all of the other cost components increased at a much lower pace. All these factors contributed to the improvement in gross margin in 2005 when compared with 2004.

The slight decrease in gross margin for advertising services was mainly due to the increased bandwidth costs.

The gross margin for wireless value-added services and others decreased significantly in 2005 compared to 2004. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as we continued to offer various free services such as e-mail. This resulted in higher costs associated with these services, in particular higher server depreciation costs.

## Operating Expenses

Total operating expenses increased by 32.3% to RMB360.3 million (US$44.7 million) in 2005 from RMB272.3 million in 2004. Operating expenses as a percentage of total net revenue decreased from 30.1% in 2004 to 22.3% in 2005. The decrease was driven primarily by the lower rate of increase in operating expenses compared to revenues.

Selling and marketing expenses decreased slightly by 0.4% to RMB152.2 million (US$18.9 million) in 2005 from RMB152.8 million in 2004, primarily due to our discontinuation of certain outdoor advertising and an overall reduction in the number of company-sponsored marketing events which reduced selling and marketing expenses by approximately RMB25.7 million (US$3.2 million) in 2005. This reduction was substantially offset by the following:

- Increase in staff-related costs of approximately RMB13.0 million (US$1.8 million) as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2005 when compared to 2004.

- Increase in labor costs paid to game promotion personnel of approximately RMB5.5 million (US$0.7 million) to approximately RMB8.5 million (US$1.1 million) in 2005 from approximately RMB3.0 million in 2004 due to the expansion of game promotion in 2005.

General and administrative expenses increased by 16.0% to RMB117.9 million (US$14.6 million) in 2005 from RMB101.6 million in 2004 primarily due to the increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB15.2 million (US$1.9 million) as a result of an increase in the number of employees.

Research and development expenses increased 162.4% to RMB90.2 million (US$11.2 million) in 2005 from RMB34.4 million in 2004. This increase was primarily due to the increase in staff-related costs of RMB35.0 million (US$4.3 million) resulting largely from the recruitment of programmers and technicians to assist our online games business, and a research and development expense of approximately RMB20.7 million (US$2.5 million) resulting from the license of a 3D game technology in 2005.

## Allowances for Doubtful Accounts

Since we started consolidating our VIEs in 2004, our receivable balances have been due from third parties which appear on the books of accounts of our VIEs. Because NetEase.com, Inc. relies on Guangzhou NetEase, Guangyitong Advertising and Ling Yi to collect monies from their customers to realize its revenues earned from providing consulting services, NetEase.com, Inc. also assists these affiliates to manage their receivable balances.

As of December 31, 2005, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB91.3 million (US$11.3 million). After providing for doubtful accounts in the amount of RMB21.7 million (US$2.7 million), the net balance of accounts receivable was RMB69.6 million (US$8.6 million) as of December 31, 2005, which consisted of general provisions of RMB3.6 million (US$0.4 million) and specific provisions for certain debtors of RMB18.1 million (US$2.2 million).

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

As of December 31, 2005, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB11.3 million (US$1.4 million), representing 12.4% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

## Other Income (Expenses)

Other income in 2005 mainly consisted of interest income. Interest income increased to RMB58.1 million (US$7.2 million) in 2005 from RMB22.3 million in 2004, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income decreased to RMB1.3 million (US$0.2 million) in 2005 from RMB3.5 million in 2004, mainly due to less interest income generated from investments in U.S. treasury notes and bonds as these notes and bonds matured during 2005. Interest expense decreased to RMB0.3 million (US$37,183) in 2005 from RMB3.9 million in 2004, as the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due ceased on January 26, 2005. In 2005, we recognized exchange losses of RMB8.4 million (US$1.0 million) upon translating monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi, due to the appreciation in the value of Renminbi. In 2004, no significant exchange gains or losses were recognized.

## Income Tax

Income tax increased significantly to RMB95.0 million (US$11.8 million) in 2005 from RMB28.6 million in 2004. The increase was mainly due to an increase in revenues and taxable income in 2005 and the end of a tax holiday in January 2005 for one of our subsidiary companies in Guangzhou. Our effective tax rate in 2005 was 9.3% as compared with 6.1% in 2004.

## Net Profit

As a result of the foregoing, net profit increased by 111.1% to RMB932.0 million (US$115.5 million) in 2005 from RMB441.4 million in 2004. Net profit increased at a faster rate than gross profit for the year ended December 31, 2005, principally because of the relatively lower rate of increase in operating expenses compared to cost of revenues. In particular, selling and marketing expenses remained relatively stable in 2005 as compared with 2004, as a result of reduced marketing spending on brand advertising.

## Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

## Revenues

Total net revenues increased by 58.8% over the total revenues of RMB569.1 million for the preceding year to RMB903.6 million in 2004. Net revenues from online games services, advertising services, and wireless value-added services and others constituted 65.8%, 17.3% and 16.9%, respectively, of our total net revenues in 2004. This compares with 35.7%, 15.2% and 49.1%, respectively, of our total revenues in 2003.

### Online Games

Net revenues from online games increased by 192.4% to RMB594.3 million in 2004 from total revenues of RMB203.2 million in 2003. This increase was mainly due to the increase in popularity of Westward Journey Online II and the commercial launch of Fantasy Westward Journey in mid-January 2004. The number of peak concurrent players for Westward Journey Online II increased to approximately 349,000 in December 2004 from approximately 224,000 in December 2003, and the number of peak concurrent players for Fantasy Westward Journey was approximately 356,000 in December 2004. The number of average concurrent players for Westward Journey Online II increased to approximately 156,000 in December 2004 from approximately 127,000 in December 2003. The number of average concurrent users for Fantasy Westward Journey was 159,000 in December 2004. The increase in revenues resulted from the increase in popularity of these games throughout 2004, which was mainly attributable to the successful launching of new expansion packs for each game in the year. Revenues generated from Priston Tale, the MMORPG we licensed from a Korean developer and that we commercially launched in August 2002, accounted for only approximately 5.7% of our total revenues from online games in 2003 and 0.4% of our total net revenues from online games in 2004. We subsequently stopped charging users for Priston Tale in August 2004.

### Advertising Services

Net revenues from advertising services increased by 81.6% to RMB156.5 million in 2004 from total revenues of RMB86.2 million in 2003, primarily due to the increase in demand for advertising space on the NetEase websites which resulted primarily from our ongoing efforts to improve the content of the NetEase's websites and expand our user base. Average net revenue per traditional advertiser (i.e., customers which do not advertise through our search and classified ad services) increased to approximately RMB386,000 in 2004 from RMB239,000 in 2003. The number of traditional advertisers using the NetEase websites increased to 370 in 2004 from 337 in 2003, with revenues from our top ten advertisers comprising 39.8% of our total advertising services revenues in 2004 as compared to 27.4% in 2003.

### Wireless Value-Added Services and Others

Net revenue from wireless value-added services and others decreased by 45.4% to RMB152.7 million from total revenues of RMB279.7 million in 2003. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to the following reasons:

- Continuing intense competition in the wireless value-added services market, in particular in the market for SMS services;

- The discontinuation of our cooperation arrangements with certain third-party websites, which were promoting our wireless services, during the third quarter of 2003; and

- The decision by the two principal mobile phone operators in China, China Mobile and China Unicom, to restrict the range of services that we can offer and charge through them since the third quarter of 2003.

In addition, revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 2.8% of our total revenues from wireless value-added services and others in 2003 and 12.9% of our total net revenues from wireless value-added services and others in 2004.

## Cost of Revenues

Our cost of revenues increased by 63.5% to RMB183.8 million in 2004 from the aligned cost of revenues of RMB112.4 million in 2003 due primarily to increased cost of revenues for online games and wireless value-added services and others. "Aligned cost of revenues" represent the "cost of revenues" as reported in the audited consolidated financial statements in 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), plus the business tax payable by us. This amount is equivalent to the "cost of revenues," as reported in the audited consolidated financial statements in 2004 (after the adoption of FIN 46 and consolidation of our VIEs).

In 2004, costs relating to online games, advertising and wireless value-added services and others represented 40.6%, 29.4% and 30.0% of total cost of revenues, respectively. This compares with 27.6%, 27.1% and 45.3% of the aligned cost of revenues, respectively, in 2003.

### Online Games

Cost of revenues from our online games increased by 140.5% to RMB74.6 million in 2004 from the aligned cost of revenues of RMB31.0 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

- Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB19.5 million to RMB29.7 million in 2004 from RMB10.2 million in 2003 due to strong revenue growth driven by the continued growth of our Fantasy Westward Journey game and, to a lesser extent, our Westward Journey Online II game, offset in part by the decline in the popularity of Priston Tale.

- Staff-related costs increased by RMB8.5 million to RMB10.8 million in 2004 from RMB2.3 million in 2003, as a result of the increase in the number of staff. The number of staff in our online games department increased from 106 as of December 31, 2003 to 368 as of December 31, 2004.

- Payments to the celebrities acting as our spokespersons for our online games Westward Journey Online II and Fantasy Westward Journey increased by RMB5.2 million to RMB12.3 million in 2004 from RMB7.1 million in 2003. These payments are calculated on the basis of a percentage of revenues we earn from the games, and the increase in payments in 2004 was directly related to the increase in revenues from Westward Journey Online II due to its increased popularity in 2004. The increase was also due to the fact that the Fantasy Westward Journey was newly launched in January 2004, and there were no such costs associated with this game in 2003.

- Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased by RMB4.7 million to RMB9.5 million in 2004 from RMB4.8 million in 2003 due to increased production of cards in 2004.

- Bandwidth and server custody fees increased by RMB1.4 million to RMB4.1 million in 2004 from RMB2.7 million in 2003.

### *Advertising Services*

Cost of revenues from our advertising services increased 77.6% to RMB54.1 million in 2004 from the aligned cost of revenues of RMB30.4 million in 2003. The increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

- Staff-related costs increased by RMB11.6 million to RMB22.4 million in 2004, compared to RMB9.9 million in 2003, as a result of the expansion of the number of editors of the various content channels for the NetEase websites from 129 as of December 31, 2003 to 236 as of December 31, 2004.

- Cost of third party content for the NetEase websites increased by RMB5.0 million to RMB9.4 million in 2004, compared to RMB4.4 million in 2003, as a result of our efforts to improve the range and quality of the content we offer on those sites.

- Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB4.3 million to RMB7.1 million in 2004 from RMB2.8 million in 2003 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase websites.

### *Wireless Value-added Services and Others*

Cost of revenues from our wireless value-added services and others increased 8.2% to RMB55.1 million in 2004 from the aligned cost of revenues of RMB50.9 million in 2003. This increase in cost of revenues in 2004 was primarily due to a combination of the following factors:

- Staff-related costs increased by RMB7.3 million to RMB17.1 million in 2004 from RMB9.8 million in 2003 for the development of new fee-based premium services.

- SMS network transmission fees increased by RMB5.0 million to RMB8.4 million in 2004 from RMB3.4 million in 2003 due to the provision of free SMS messaging through our instant messaging service, POPO.

- Depreciation and amortization cost of computers and software increased by RMB1.9 million to RMB8.2 million in 2004 from RMB6.3 million in 2003.

- We recorded a write-off of RMB2.8 million related to a prepayment to a domestic television variety show producer, with which we have been partnering for certain of our SMS services.

These increases were partially offset by a combination of the following factors:

- We ceased paying referral fees to third-party websites for introducing new wireless value-added services customers to us in June 2003. These amounted to RMB7.4 million in 2003, but we had no such expenses in 2004.

- Business tax payable by us on intra-group revenues related to wireless value-added services and others from our VIEs decreased by RMB7.0 million to RMB7.0 million in 2004 from RMB14.0 million in 2003 due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under "Revenues."

## *Gross Profit*

As a result of the strong revenue growth in 2004, our gross profit increased by 57.6% to RMB719.8 million in 2004 from RMB456.7 million in 2003.

The following table sets forth the audited consolidated gross profits and gross margins of our business activities for the periods indicated. Gross margins in 2004 were calculated by dividing our gross profit over our net revenues for the type of service and after netting-off the business tax payable by us on intra-group revenues from our VIEs. Such gross margins are equivalent to the gross margins in 2003 which were calculated by dividing our gross profit over net revenues for the type of service.

| | For the Year Ended December 31, 2003 | 2004 |
|---|---|---|
| | RMB | RMB |
| Gross profit: | | |
| Online game services | 172,210,217 | 519,715,215 |
| Advertising services | 55,751,057 | 102,458,256 |
| Wireless value-added services and others | 228,710,524 | 97,620,961 |
| Total gross profit | 456,671,798 | 719,794,432 |
| Gross Margin: | | |
| Online game services | 89.2% | 92.0% |
| Advertising services | 66.9% | 68.6% |
| Wireless value-added services and others | 86.1% | 67.0% |
| Total gross margin | 84.2% | 83.7% |

The decrease in total gross margin was primarily due to the fact that the decrease in gross margin for wireless value-added services and others outweighed the increases in gross margin for online game services and advertising services.

The increase in gross margin for online game services in 2004 was mainly due to increased revenue resulting from the increased popularity of Westward Journey Online II in 2004 and the commercial launching of Fantasy Westward Journey in January 2004, which outpaced the increase in cost of revenues. The cost of revenues for online games is mainly composed of payments to celebrity spokespersons, staff-related costs and business tax payable on intra-group revenues. Except for the payments to the spokespersons, which increased proportionately to the increase in revenue, all of the other cost components increased at a much lower pace, resulting in the improvement in gross margin.

The increase in gross margin for advertising services was mainly due to the overall enhancement in economies of scale. The cost of revenues for advertising services is mainly composed of costs of purchased content, staff costs for our content editors and business tax payable on intra-group revenues. Revenue from advertising services increased at a significantly faster rate than the increase in cost of revenues, resulting in the improvement in gross margin.

The gross margin for wireless value-added services and others decreased in 2004 compared to 2003. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services was not accompanied by a corresponding decrease in cost of revenues from these services, as a significant portion of the costs associated with those services, particularly allocated bandwidth, are fixed in nature.

## *Operating Expenses*

Total operating expenses increased by 109.6% to RMB272.3 million in 2004 from RMB129.9 million in 2003. Operating expenses as a percentage of total revenue increased from 22.8% in 2003 to 30.1% as a percentage of total net revenues in 2004. The increase was driven by an increase in all categories of operating expenses, particularly selling and marketing expenses, which resulted from the ongoing expansion of our business. This increase was partially offset by a one-time settlement of US$2.0 million resulting from an insurance claim made by us which was related to the now-settled class action litigation in the United States that involved our company, the underwriters for our initial public offering and certain of our current and former officers and directors.

Selling and marketing expenses increased by 254.3% to RMB152.8 million in 2004 from RMB43.1 million in 2003 primarily due to the following reasons:

- Additional marketing and promotional events during 2004 as compared to 2003. This resulted in an increase in marketing spending of approximately RMB91.2 million which was related primarily to the production costs and airing of TV commercials and the production and placement of outdoor billboard and bus advertisements as part of the marketing campaign for the launching of Fantasy Westward Journey, the revamping of the front pages of the NetEase websites and corporate branding.

- Increase in staff-related costs of approximately RMB14.7 million as a result of an increase in salaries and commissions paid to our advertising sales team. Such increase was consistent with the increase in advertising revenues in 2004 when compared to 2003.

General and administrative expenses increased by 50.3% to RMB101.6 million in 2004 from RMB67.6 million in 2003 primarily due to the following reasons:

- Increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB13.0 million as a result of an increase in the number of employees.

- Increase in legal and professional fees of approximately RMB5.5 million which were primarily attributable to the consultancy and legal fees payable to third parties for statutory compliance and other corporate matters.

- Increase in allowance for doubtful accounts by RMB4.4 million to RMB8.0 million in 2004 from RMB3.6 million in 2003.

- Amortization of the issuance costs related to our Zero Coupon Convertible Subordinated Notes due July 15, 2023 of approximately RMB4.3 million.

- Increase in office rentals and office renovation costs for new offices in Guangzhou of approximately RMB2.5 million in 2004.

- Increase in depreciation charges for office equipment and other miscellaneous administrative costs of approximately RMB2.3 million.

Research and development expenses increased 79.7% to RMB34.4 million in 2004 from RMB19.1 million in 2003. This increase was primarily due to the increase in research and development staff-related costs of RMB14.0 million stemming largely from the recruitment of programmers and technicians to assist our online games and wireless value-added services and others business.

## Allowances for Doubtful Accounts

As of December 31, 2003, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they were not consolidated into NetEase.com, Inc. until January 1, 2004. Since we started consolidating our VIEs in 2004, our receivable balances have been due from third parties which appear on the books of accounts of our VIEs. Because NetEase.com, Inc. relies on Guangzhou NetEase, Guangyitong Advertising and Ling Yi to collect monies from their customers to realize its revenues earned from providing consulting services, NetEase.com, Inc. also assists these affiliates to manage their receivable balances.

As of December 31, 2004, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB74.4 million. After providing for doubtful accounts in the amount of RMB18.1 million, the net balance of accounts receivable was RMB56.3 million as of December 31, 2004. All of the RMB18.1 million allowance for doubtful accounts represented general provisions (as opposed to specific provisions for specific debtors).

The amount of additional provision made for bad and doubtful debts amounted to RMB8.0 million in 2004 compared to RMB3.6 million in 2003. The additional provision in 2004 was entirely composed of an increase in the balance of general provisions. The additional provision in 2003 was mainly comprised of specific provisions on specific debtors and, to a lesser extent, an increase in the balance of general provisions.

As of December 31, 2004, we had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed us approximately RMB7.8 million, representing 10.5% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made because of the current nature of such balance.

## Other Income (Expenses)

Other income and expenses in 2004 mainly consisted of interest income. Interest income increased to RMB22.3 million in 2004 from RMB11.3 million in 2003, mainly due to the increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issued in July 2003. Investment income increased to RMB3.5 million in 2004 from RMB0.5 million in 2003, mainly due to interest income generated from investments in U.S. treasury notes and bonds. Interest expense increased to RMB3.9 million in 2004 from nil in 2003, mainly due to the accrual of interest payable to the holders of our convertible notes from January 10, 2004 which became due because we were not able to register the notes with the U.S. Securities and Exchange Commission, or the SEC, by the contractually required deadline.

## Income Tax

Income tax increased to RMB28.6 million in 2004 from RMB21.1 million in 2003. The increase was mainly due to an increase in revenues and taxable income in 2004. Our effective tax rate in 2004 was 6.1%, which reflects the effect of tax holidays and lower tax rates applicable to our subsidiaries, NetEase Beijing and Guangzhou Interactive. Our effective tax rate for 2003 was also 6.1%.

## Net Profit

As a result of the foregoing, net profit increased by 36.7% to RMB441.4 million in 2004 from RMB322.9 million in 2003. Net profit increased at a slower rate than gross profit for the year ended December 31, 2004, principally because of the relatively higher rate of increase in operating expenses compared to gross profit. In particular, marketing expenses increased significantly in 2004, as we increased our marketing activities to promote awareness of our company and our services.

## Quarterly Results of Operations Data

The following table sets forth selected unaudited quarterly consolidated statements of operations data for each of the four fiscal quarters for the year ended December 31, 2005 in Renminbi. Our management believes this data has been prepared substantially on the same basis as the consolidated audited financial statements, including all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. Operating results for any quarter are not necessarily indicative of results for any future quarter. You should read the quarterly data for the four quarters set forth below in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

| | Quarter Ended | | | |
|---|---|---|---|---|
| | March 31, 2005 | June 30, 2005 | September 30, 2005 | December 31, 2005 |
| | (Unaudited) RMB | (Unaudited) RMB | (Unaudited) RMB | (Unaudited) RMB |
| Revenues: | | | | |
| Online game services | 262,142,134 | 343,709,567 | 372,681,557 | 400,942,544 |
| Advertising services | 45,275,474 | 53,441,219 | 73,395,974 | 69,087,777 |
| Wireless value-added services and others | 20,269,101 | 19,727,359 | 16,513,205 | 17,232,471 |
| | 327,686,709 | 416,878,145 | 462,590,736 | 487,262,792 |
| Business tax | (19,010,880) | (24,159,422) | (19,146,596) | (19,738,004) |
| Net revenues | 308,675,829 | 392,718,723 | 443,444,140 | 467,524,788 |
| Cost of revenues: | | | | |
| Online game services | (27,344,458) | (31,875,924) | (37,028,524) | (41,052,587) |
| Advertising services | (15,204,645) | (18,540,302) | (21,393,626) | (23,450,822) |
| Wireless value-added services and others | (12,920,907) | (15,508,221) | (14,108,027) | (16,808,930) |
| Total cost of revenues | (55,470,010) | (65,924,447) | (72,530,177) | (81,312,339) |
| Gross profit | 253,205,819 | 326,794,276 | 370,913,963 | 386,212,449 |
| Operating expenses: | | | | |
| Selling and marketing expenses | (33,204,422) | (35,175,606) | (45,833,299) | (37,979,095) |
| General and administrative expenses | (23,884,696) | (30,312,663) | (31,565,291) | (32,179,955) |
| Research and development expenses | (33,439,354) | (14,606,721) | (17,349,717) | (24,774,299) |
| Total operating expenses | (90,528,472) | (80,094,990) | (94,748,307) | (94,933,349) |
| Operating profit | 162,677,347 | 246,699,286 | 276,165,656 | 291,279,100 |
| Other income (expenses): | | | | |
| Investment income | 536,324 | 433,141 | 332,510 | - |
| Interest income | 9,937,045 | 12,694,680 | 15,027,087 | 20,411,335 |
| Interest expenses | (344,859) | - | - | - |
| Other, net | (28,528) | (70,868) | (6,320,579) | (2,481,486) |
| Profit before tax | 172,777,329 | 259,756,239 | 285,204,674 | 309,208,949 |
| Income tax expenses | (18,899,496) | (16,957,276) | (26,562,308) | (32,537,941) |
| Net profit | 153,877,833 | 242,798,963 | 258,642,366 | 276,671,008 |

## *LIQUIDITY AND CAPITAL RESOURCES*

Our capital requirements relate primarily to financing:

- our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and
- costs associated with the expansion of our business, such as the purchase of servers.

### *Operating Activities*

Cash provided by operating activities was RMB1,104.8 million (US$136.9 million), RMB614.2 million and RMB373.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. For the year ended December 31, 2005, cash provided by operating activities consisted primarily of our operating profit of RMB932.0 million (US$115.5 million), adjusted for:

- an increase in accounts payable and other liabilities totaling RMB163.7 million (US$20.3 million),
- depreciation and amortization charges of RMB48.7 million (US$6.0 million),
- an increase in deferred tax assets of RMB19.9 million (US$2.5 million),
- an increase in accounts receivable of RMB16.9 million (US$2.1 million),
- an increase in prepayments and other current assets of RMB13.1 million (US$1.6 million), and
- an increase in exchange losses of RMB8.4 million (US$1.0 million).

For the year ended December 31, 2004, cash provided by operating activities consisted primarily of our operating profit of RMB441.4 million, adjusted for:

- depreciation and amortization charges of RMB34.3 million,
- an increase in provisions for doubtful debts of RMB8.0 million,
- an increase in accounts payable and other liabilities totaling RMB112.8 million,
- a decrease in accounts receivable of RMB7.6 million,
- a decrease in prepayments and other current assets of RMB0.4 million, and
- a decrease in deferred tax assets of RMB9.7 million.

For the year ended December 31, 2003, cash provided by operating activities consisted primarily of our operating profit of RMB322.9 million, adjusted for:

- depreciation and amortization charges of RMB20.9 million,
- an increase in provisions for doubtful debts of RMB3.6 million,
- a decrease in the net amount due from related parties of RMB25.7 million, and
- an increase in accounts payable and other liabilities totaling RMB13.5 million, offset in part by an increase in prepayments and other current assets of RMB5.8 million and an increase in deferred tax assets of RMB7.3 million.

### *Investing Activities*

Cash used in investing activities was RMB1,618.7 million (US$200.6 million) for the year ended December 31, 2005, cash provided by investing activities was RMB105.8 million for the year ended December 31, 2004, and cash used in investing activities was RMB360.3 million for the year ended December 31, 2003. For the year ended December 31, 2005, cash used in investing activities mainly consisted of an increase in time deposits of RMB1,692.5 million (US$209.7 million) and the purchase of fixed assets of RMB92.6 million (US$11.5 million), partially offset by a decrease in held-to-maturity investments of RMB165.5 million (US$20.5 million). For the year ended December 31, 2004, cash provided by investing activities mainly consisted of a decrease in held-to-maturity investments of RMB166.6 million, offset in part by the purchase of fixed assets of RMB60.1 million. For the year ended December 31, 2003, cash used in investing activities mainly consisted of the purchase of held-to-maturity investments of RMB332.1 million and fixed assets of RMB27.8 million.

### *Financing Activities*

Cash provided by financing activities was RMB105.5 million (US$13.1 million), RMB32.0 million and RMB781.4 million for the years ended December 31, 2005, 2004 and 2003. For the year ended December 31, 2005, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB105.8 million (US$13.1 million). For the year ended December 31, 2004, cash provided by financing activities mainly consisted of proceeds from the issuance of ordinary shares upon the exercise of employee share options of RMB30.7 million and an increase in other long-term payables of RMB1.3 million. For the year ended December 31, 2003, cash provided by financing activities mainly consisted of the proceeds from the issuance of convertible notes of RMB827.7 million and proceeds from the issuance of ordinary shares upon the exercise of share options of RMB15.1 million, which was offset in part by the use of cash for the repurchase of Series B preference shares issued in 2000 of RMB38.2 million.

Although we have been profitable in the last three fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling and marketing expenses and our general and administrative expenses have remained relatively high due primarily to staff costs and promotional activities, while our revenues from advertising and wireless value-added services have declined significantly in the last several years. Further, although our revenue has grown significantly in the last three fiscal years, we have only a limited track record offering our services, including our online games, and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent years and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

### *Indebtedness*

As of December 31, 2005, we had US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we did not register the notes and the ordinary shares issuable upon conversion of the notes with the SEC in accordance with the Registration Rights Agreement dated July 8, 2003 between our company and the initial purchaser of the notes, for the benefit of the holders of the notes and the ordinary shares issuable upon conversion of the notes, interest became payable on the notes from January 10, 2004 until January 25, 2005 at a rate of 0.50% per annum.

## RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet and wireless services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally, particularly with respect to our online game services. We will seek to continually improve and enhance our existing services to respond to rapidly evolving competitive and technological conditions. For the years 2003, 2004 and 2005, we spent RMB19.1 million, RMB34.4 million and RMB90.2 million (US$11.2 million), respectively, on research and development activities.

## TREND INFORMATION

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

- We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties. In particular, the online game industry in China appears to be entering a transition phase from 2D to 3D games, with numerous new 3D game titles being launched in the market during 2004 and thereafter. In response to this trend, we have been devoting additional resources to developing or licensing 3D games. Nonetheless, we also believe that the market for 2D online games will continue to grow in popularity for the foreseeable future.

- Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes additional steps to slow the growth in this market. We may not be able to adequately respond to any such regulatory changes in the online games market.

- The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid point card as an alternative online payment system for our services.

- The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

- A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase websites visible and prominent.

- We expect that for at least the next several quarters, our fixed costs in connection with our Internet portal business will increase, without a corresponding increase in revenue, due to the ongoing increase in the number of users for our free e-mail service and increasing bandwidth fees resulting from increased usage of the NetEase websites.

## OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

### TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We have entered into leasing arrangements relating to our office premises. We also have commitments in respect of long-term payables related to installment payments for the purchase of servers, server custody fees and capital expenditures related to the purchase of servers. The following sets forth our commitments for long-term payables, operating leases, server custody fees and capital expenditures as of December 31, 2005 (in U.S. dollars):

| | Long-term payables | Operating lease commitments | Server custody fee commitments | Capital commitments | Total |
|---|---|---|---|---|---|
| Less than one year | 16,236 | 1,994,124 | 3,501,716 | 1,568,693 | 7,080,769 |
| 1 – 3 years | 27,692 | 2,394,386 | – | – | 2,422,078 |
| 3 – 5 years | – | – | – | – | – |
| More than 5 years | 1,387,822 | – | – | – | 1,387,822 |
| Total | 1,431,750 | 4,388,510 | 3,501,716 | 1,568,693 | 10,890,669 |

Other than the obligations set forth above, we do not have any long-term commitments.

## QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

### Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

In July 2005, the Chinese government announced that it is pegging the exchange rate of the Chinese Renminbi against a number of currencies, rather than just the U.S. dollar. This change in policy has resulted in an appreciation in the value of the Renminbi against the U.S. dollar. Although we generate substantially all of our revenues in Renminbi which has become more valuable in U.S. dollar terms, we translate our monetary assets and liabilities which are denominated in currencies other than Renminbi into Renminbi as of each accounting period end, in accordance with applicable accounting standards. As a result of this foreign currency translation, we reported a RMB8.4 million (US$1.0 million) exchange loss in 2005. We have not engaged in any hedging activities, and we may experience additional economic loss as a result of any foreign currency exchange rate fluctuations. In addition, we cannot predict at this time what will be the long-term effect of the Chinese government's decision to tie the Renminbi to a basket of currencies, rather than just to the U.S. dollar.

## RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." In March 2005, the SEC issued SAB No. 107 ("SAB 107"), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. We are required to adopt SFAS 123R in its financial statements for the fiscal year beginning January 1, 2006. We will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees. Upon adoption of SFAS 123R, we will continue to amortize stock compensation expense related to options granted before December 31, 2005 using the accelerated method. For options and other equity-based awards granted after December 31, 2005, we will amortize stock compensation expense using the straight-line method. We expect the adoption of SFAS 123R to result in stock compensation expense and therefore a reduction of income before income taxes in 2006 of approximately RMB116 million. Our actual stock compensation expense in 2006 could differ materially from this estimate depending on the timing and magnitude of new awards, the number and mix of new awards, changes in the market price or the volatility of our shares, as well as unanticipated changes in our workforce.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements, " and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe adoption of SFAS 154 will have a material effect on our financial position, cash flows or results of operations.

# NETEASE.COM, INC.
# INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NetEase.com, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders equity and of cash flows expressed in Chinese Renminbi ("RMB") present fairly, in all material respects, the financial position of NetEase.com, Inc. and its subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the three years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the related Financial Statements Schedule I as of December 31, 2004 and 2005 and for each of the three years ended December 31, 2003, 2004 and 2005 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These consolidated financial statements and Financial Statements Schedule I are the responsibility of NetEase.com, Inc.'s management. Our responsibility is to express an opinion on these financial statements and Financial Statements Schedule I based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian CPAs Limited Company

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
Beijing, People's Republic of China
June 26, 2006

# Consolidated Balance Sheets

| | Note | December 31, 2004 | December 31, 2005 | December 31, 2005 |
|---|---|---|---|---|
| | | RMB | RMB | US$ |
| Assets | | | | |
| Current assets: | | | | |
| Cash | 2(f) | 2,123,891,537 | 1,685,744,081 | 208,885,044 |
| Time deposits | 2(f) | – | 1,691,976,255 | 209,657,289 |
| Held-to-maturity investments | 4 | 165,532,000 | – | – |
| Account receivable, net | 6 | 56,304,762 | 69,631,541 | 8,628,230 |
| Prepayments and other current assets | 5 | 20,722,068 | 30,021,448 | 3,720,038 |
| Deferred tax assets | 9(c) | – | 19,929,499 | 2,469,517 |
| Total current assets | | 2,366,450,367 | 3,497,302,824 | 433,360,118 |
| Non-current assets: | | | | |
| Rental deposit | | 2,140,394 | 1,341,162 | 166,187 |
| Property, equipment and software, net | 7 | 77,303,013 | 126,341,533 | 15,655,316 |
| Deferred assets | 2(o) | 4,246,624 | – | – |
| Total non-current assets | | 83,690,031 | 127,682,695 | 15,821,503 |
| Total assets | | 2,450,140,398 | 3,624,985,519 | 449,181,621 |
| Liabilities & Shareholders' Equity | | | | |
| Current liabilities: | | | | |
| Accounts payable | | 19,344,096 | 28,848,690 | 3,574,718 |
| Salary and welfare payable | 8 | 36,283,138 | 46,438,269 | 5,754,290 |
| Taxes payable | 10 | 44,009,342 | 83,828,862 | 10,387,458 |
| Deferred revenue | 12 | 134,896,863 | 231,670,971 | 28,706,968 |
| Deferred tax liabilities | 9(c) | – | 3,940,854 | 488,322 |
| Accrued liabilities | 11 | 22,961,861 | 20,751,404 | 2,571,362 |
| Total current liabilities | | 257,495,300 | 415,479,050 | 51,483,118 |
| Long-term payable: | | | | |
| Zero Coupon Convertible Subordinated Notes due July 15, 2023 | 13 | 827,650,000 | 806,858,596 | 99,980,000 |
| Other long-term payable | | 11,749,578 | 11,554,512 | 1,431,750 |
| Total long-term payable | | 839,399,578 | 818,413,108 | 101,411,750 |
| Total liabilities | | 1,096,894,878 | 1,233,892,158 | 152,894,868 |
| Commitments and contingencies | 17 | | | |
| Shareholders' equity: | | | | |
| Ordinary shares,US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004, and 3,263,526,525 shares issued and outstanding as of December 31, 2005 | 14 | 2,635,419 | 2,700,407 | 334,615 |
| Additional paid-in capital | 14 | 1,023,954,160 | 1,129,733,009 | 139,988,229 |
| Statutory reserves | 2(n) | 90,882,108 | 135,238,835 | 16,757,804 |
| Deferred compensation | 15(b) | (13,835) | – | – |
| Translation adjustments | | 210,838 | 210,838 | 26,125 |
| Retained earnings | | 235,576,830 | 1,123,210,272 | 139,179,980 |
| Total shareholders' equity | | 1,353,245,520 | 2,391,093,361 | 296,286,753 |
| Total liabilities and shareholders' equity | | 2,450,140,398 | 3,624,985,519 | 449,181,621 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Operations and Comprehensive Income

| | Note | For the year ended December 31, 2003 RMB | 2004 RMB | 2005 RMB | 2005 US$ |
|---|---|---|---|---|---|
| Revenues: | 18 | | | | |
| Online game services | | 203,246,114 | 628,936,223 | 1,379,475,803 | 170,934,525 |
| Advertising services | | 86,183,733 | 171,054,305 | 241,200,444 | 29,887,790 |
| Wireless value-added services and others | | 279,659,170 | 158,310,317 | 73,742,136 | 9,137,585 |
| | | 569,089,017 | 958,300,845 | 1,694,418,383 | 209,959,900 |
| Business tax | 9(b), 18 | (26,954,502) | (54,703,018) | (82,054,902) | (10,167,642) |
| Net revenues | 18 | 542,134,515 | 903,597,827 | 1,612,363,481 | 199,792,258 |
| Cost of revenues | 18 | (85,462,717) | (183,803,395) | (275,236,973) | (34,105,347) |
| Gross profit | | 456,671,798 | 719,794,432 | 1,337,126,508 | 165,686,911 |
| Operating expenses: | 18 | | | | |
| Selling and marketing expenses | | (43,135,804) | (152,842,334) | (152,192,422) | (18,858,569) |
| General and administrative expenses | | (67,634,599) | (101,631,070) | (117,942,605) | (14,614,583) |
| Research and development expenses | | (19,120,827) | (34,362,806) | (90,170,092) | (11,173,216) |
| Insurance claims settlement for the now-settled class action litigation | | – | 16,553,200 | – | – |
| Total operating expenses | | (129,891,230) | (272,283,010) | (360,305,119) | (44,646,368) |
| Operating profit | | 326,780,568 | 447,511,422 | 976,821,389 | 121,040,543 |
| Other income (expenses): | | | | | |
| Investment income | | 538,278 | 3,522,169 | 1,301,975 | 161,331 |
| Interest income | | 11,273,685 | 22,333,511 | 58,070,148 | 7,195,627 |
| Interest expenses | | – | (3,877,129) | (344,859) | (42,732) |
| Exchange losses | | – | – | (8,360,834) | (1,036,013) |
| Other, net | | 5,410,171 | 507,428 | (540,628) | (66,991) |
| Profit before tax | | 344,002,702 | 469,997,401 | 1,026,947,191 | 127,251,765 |
| Income tax expense | 9 | (21,129,978) | (28,576,719) | (94,957,022) | (11,766,378) |
| Net profit | | 322,872,724 | 441,420,682 | 931,990,169 | 115,485,387 |
| Other comprehensive loss | | | | | |
| Currency translation adjustments | | (18,072) | – | – | – |
| Comprehensive income | | 322,854,652 | 441,420,682 | 931,990,169 | 115,485,387 |
| Net earnings per share, basic | 16 | 0.10 | 0.14 | 0.29 | 0.04 |
| Net earnings per ADS, basic | 2(m) | 2.59 | 3.49 | 7.22 | 0.90 |
| Net earnings per share, diluted | 2(m), 16 | 0.10 | 0.13 | 0.26 | 0.03 |
| Net earnings per ADS, diluted | 2(m) | 2.43 | 3.24 | 6.59 | 0.82 |
| Weighted average number of ordinary shares outstanding, basic | 16 | 3,122,257,952 | 3,157,841,781 | 3,225,684,510 | 3,225,684,510 |
| Weighted average number of ADS outstanding, basic | 2(m) | 124,890,318 | 126,313,671 | 129,027,380 | 129,027,380 |
| Weighted average number of ordinary shares outstanding, diluted | 2(m), 16 | 3,353,659,329 | 3,491,430,437 | 3,565,412,019 | 3,565,412,019 |
| Weighted average number of ADS outstanding, diluted | 2(m) | 134,146,373 | 139,657,217 | 142,616,481 | 142,616,481 |
| Share compensation cost included in: | 15(b) | | | | |
| General and administrative expenses | | (151,166) | (55,340) | (13,835) | (1,714) |
| Research and development expenses | | (88,236) | – | – | – |
| | | (239,402) | (55,340) | (13,835) | (1,714) |

The accompanying notes are an integral part of these consolidated financial statements.

## Consolidated Statements of Shareholders' Equity

| | Ordinary shares | | Additional paid-in capital | Subscriptions receivable | Deferred compensation | Statutory reserves | Retained Earnings/ (Accumulated deficit) | Translation adjustments | Total shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| | Share | Amount | | | | | | | |
| | | RMB | RMB | RMB | RMB | RMB | RMB | RMB | RMB |
| Balance as of December 31, 2002 | 3,100,162,537 | 2,566,543 | 1,049,651,354 | (33,113,848) | (474,739) | – | (437,834,468) | 228,910 | 581,023,752 |
| Repurchase of 27,142,000 ordinary shares and collection of outstanding subscriptions receivable (see Note 14) | (27,142,000) | (22,891) | (71,248,494) | 33,113,848 | – | – | – | – | (38,157,537) |
| Ordinary shares issued to a senior officer of the Company as compensation (see Note 14) | 2,500,000 | 2,070 | (2,070) | – | 134,060 | – | – | – | 134,060 |
| Ordinary shares issued for services to be provided by certain employees (see Note 14) | 853,952 | 707 | (707) | – | 88,236 | – | – | – | 88,236 |
| Share compensation cost | – | – | – | – | 111,856 | – | – | – | 111,856 |
| Reversal of deferred compensation arising from options due to employee resignation | – | – | (166,162) | – | 71,412 | – | – | – | (94,750) |
| Appropriation to statutory reserves | – | – | – | – | – | 33,699,834 | (33,699,834) | – | – |
| Ordinary shares issued upon exercise of employee stock options | 52,583,700 | 43,327 | 15,020,819 | – | – | – | – | – | 15,064,146 |
| Net profit | – | – | – | – | – | – | 322,872,724 | – | 322,872,724 |
| Translation adjustments | – | – | – | – | – | – | – | (18,072) | (18,072) |
| Balance as of December 31, 2003 | 3,128,958,189 | 2,589,756 | 993,254,740 | – | (69,175) | 33,699,834 | (148,661,578) | 210,838 | 881,024,415 |
| Ordinary shares issued upon exercise of employee stock options | 55,209,000 | 45,663 | 30,699,420 | – | – | – | – | – | 30,745,083 |
| Share compensation cost | – | – | – | – | 55,340 | – | – | – | 55,340 |
| Appropriation to statutory reserves | – | – | – | – | – | 57,182,274 | (57,182,274) | – | – |
| Net profit | – | – | – | – | – | – | 441,420,682 | – | 441,420,682 |
| Balance as of December 31, 2004 | 3,184,167,189 | 2,635,419 | 1,023,954,160 | – | (13,835) | 90,882,108 | 235,576,830 | 210,838 | 1,353,245,520 |
| Ordinary shares issued upon exercise of employee stock options | 79,317,800 | 64,954 | 105,617,445 | – | – | – | – | – | 105,682,399 |
| Ordinary shares issued upon conversion of zero coupon convertible subordinated notes | 41,536 | 34 | 161,404 | – | – | – | – | – | 161,438 |
| Share compensation cost | – | – | – | – | 13,835 | – | – | – | 13,835 |
| Appropriation to statutory reserves | – | – | – | – | – | 44,356,727 | (44,356,727) | – | – |
| Net profit | – | – | – | – | – | – | 931,990,169 | – | 931,990,169 |
| Balance as of December 31, 2005 | 3,263,526,525 | 2,700,407 | 1,129,733,009 | – | – | 135,238,835 | 1,123,210,272 | 210,838 | 2,391,093,361 |

The accompanying notes are an integral part of these consolidated financial statements.

# Consolidated Statements of Cash Flows

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | RMB | RMB | RMB | US$ |
| Cash flows from operating activities: | | | | |
| Net profit | 322,872,724 | 441,420,682 | 931,990,169 | 115,485,387 |
| Adjustments for: | | | | |
| Depreciation | 17,429,212 | 26,452,040 | 40,904,586 | 5,068,596 |
| Share compensation cost | 239,402 | 55,340 | 13,835 | 1,714 |
| Provision for doubtful debts | 3,551,682 | 7,953,883 | 3,561,765 | 441,348 |
| Amortization of issuance cost of convertible note | 3,511,275 | 7,840,069 | 7,755,532 | 961,009 |
| Exchange losses | – | – | 8,360,834 | 1,036,013 |
| (Increase) decrease in accounts receivable | – | 7,568,165 | (16,389,544) | (2,092,705) |
| (Increase) decrease in prepayments and other current assets | (5,798,662) | 423,383 | (13,134,958) | (1,627,587) |
| Decrease in due from/to related parties | 25,661,649 | – | – | – |
| Decrease in deferred assets | – | – | 326,670 | 40,479 |
| (Increase) decrease in deferred tax assets | (7,273,655) | 9,669,543 | (19,929,499) | (2,469,517) |
| Increase in accounts payable | 3,288,082 | 6,009,418 | 12,823,515 | 1,588,996 |
| Increase in salary and welfare payable | 1,382,244 | 14,103,693 | 10,355,713 | 1,283,204 |
| Increase in taxes payable | 7,723,392 | 5,466,691 | 39,819,520 | 4,934,143 |
| Increase (decrease) in deferred revenue | (165,115) | 77,169,729 | 96,774,108 | 11,991,538 |
| Increase in deferred tax liabilities | – | – | 3,940,854 | 488,321 |
| Increase (decrease) in accrued liabilities | 1,300,376 | 10,021,222 | (1,884,669) | (233,534) |
| Net cash provided by operating activities | 373,722,606 | 614,153,858 | 1,104,789,431 | 136,897,405 |
| Cash flows from investing activities: | | | | |
| (Increase) decrease in held-to-maturity investments | (332,093,546) | 166,561,546 | 165,532,000 | 20,511,511 |
| Purchase of property, equipment and software | (27,824,900) | (60,142,252) | (92,608,975) | (11,475,425) |
| Increase in time deposits | – | – | (1,692,471,613) | (209,718,670) |
| (Increase) decrease in non-current rental deposit | (364,632) | (584,810) | 799,232 | 99,035 |
| Net cash (used in) provided by investing activities | (360,283,078) | 105,834,484 | (1,618,749,356) | (200,583,549) |

The accompanying notes are an integral part of these consolidated financial statements.

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | RMB | RMB | RMB | US$ |
| Cash flows from financing activities: | | | | |
| Proceeds from employees exercising stock options | 15,064,146 | 30,745,083 | 105,692,433 | 13,096,630 |
| Re-purchase of ordinary shares | (38,157,537) | – | – | – |
| Proceeds from issuance of Zero Coupon Convertible Subordinated Notes | 827,670,000 | – | – | – |
| Increase (decrease) in other long-term payable | 231,449 | 1,298,129 | (195,067) | (24,170) |
| Payment for issuance cost of convertible notes | (23,437,986) | – | – | – |
| Net cash provided by financing activities | 781,370,072 | 32,043,212 | 105,497,366 | 13,072,460 |
| Effect of exchange rate changes on cash | (18,072) | - | (29,684,897) | (3,678,335) |
| Net increase (decrease) in cash | 794,791,528 | 752,031,554 | (438,147,456) | (54,292,019) |
| Decrease in restricted cash | 1,208,305 | – | – | – |
| Cash, beginning of year (note 2 (f)) | 560,069,711 | 1,371,859,983 | 2,123,891,537 | 263,177,063 |
| Cash, end of year | 1,356,069,544 | 2,123,891,537 | 1,685,744,081 | 208,885,044 |
| Supplemental disclosures of cash flow information: | | | | |
| Cash paid during the year for income taxes | 20,793,510 | 24,374,799 | 67,993,005 | 8,425,195 |
| Cash paid during the year for interest | – | – | 3,230,173 | 400,259 |
| Supplemental schedule of non-cash investing and financing activities: | | | | |
| Net exchange loss | – | – | 8,360,833 | 1,036,013 |
| Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to employees and certain consultants of the Company (see Notes 14 and 15) | 239,402 | 55,340 | 13,835 | 1,714 |

The accompanying notes are an integral part of these consolidated financial statements.

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

# 1. Organization and Nature of Operations

## (a) The Group

NetEase.com, Inc. (the "Company") was incorporated in the Cayman Islands on July 6, 1999. The Company had six wholly owned subsidiaries and three variable interest entities ("VIEs") for which the Company is the primary beneficiary. The Company, its subsidiaries and VIEs are hereinafter collectively referred to as the "Group".

Details of the controlled entities and VIEs are described below:

| Name | Place and date of incorporation |
| --- | --- |
| Controlled entities: | |
| NetEase Information Technology (Beijing) Co., Ltd. ("NetEase Beijing") | Beijing, China<br>August 30, 1999 |
| NetEase Information Technology (Shanghai) Co., Ltd. ("NetEase Shanghai") | Shanghai, China<br>May 14, 2000 |
| NetEase (U.S.) Inc. ("NetEase US") | Delaware, United States of America<br>September 10, 1999 |
| NetEase Interactive Entertainment Ltd. ("NetEase Interactive") | British Virgin Islands<br>April 12, 2002 |
| Guangzhou NetEase Interactive Entertainment Ltd. ("Guangzhou Interactive") | Guangzhou, China<br>October 15, 2002 |
| Guangzhou Boguan Telecommunication Technology Ltd. ("Boguan") | Guangzhou, China<br>December 8, 2003 |
| VIEs: | |
| Guangzhou NetEase Computer System Co., Ltd. ("Guangzhou NetEase") | Guangzhou, China<br>June 24, 1997 |
| Beijing Guangyitong Advertising Co., Ltd. ("Guangyitong Advertising") | Beijing, China<br>November 8, 1999 |
| Guangzhou Ling Yi Electronics Technology Ltd. ("Ling Yi") | Guangzhou, China<br>October 27, 2003 |

The Company has been listed on the Nasdaq National Market in the United States of America since July 2000.

NetEase US and NetEase Shanghai were dissolved in December 2005 and February 2006 respectively.

The Group is principally engaged in developing and providing a range of Internet-related services including online games, advertising and wireless value-added services and others in China. The details of the business are described in note 1(b) below.

## 1. Organization and Nature of Operations (Cont'd)

### (b) Nature of operations

The industry in which the Group operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; stringent rules imposed by the mobile operators; significant numbers of new entrants; dependence on key individuals; competition from similar services from larger companies; customer preferences; and the need for the continued successful development, marketing, and selling of its services.

The Group is currently targeting the Chinese market. The Chinese government regulates Internet access, telecommunications services, the distribution of news and other information and the provision of commerce through strict business licensing requirements and other governmental regulations, which include, among others, those restricting foreign ownership in Chinese companies providing Internet advertising and other Internet or telecommunications value-added services. To comply with the existing Chinese laws and regulations, the Company and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements with certain VIEs (see Note 2(a)) with respect to the operation of the NetEase websites in connection with the provision of online games, Internet content and wireless value-added services, as well as the provision of advertising services. The revenue earned by the VIEs largely flows through to the Company and its wholly owned subsidiaries pursuant to the series of contractual arrangements. Based on these agreements, NetEase Beijing, NetEase Shanghai, Boguan and Guangzhou Interactive provide technical consulting and related services to the VIEs. Guangzhou NetEase and Guangyitong Advertising are legally owned by two citizens of China, one of whom is the principal shareholder of the Company and the other is his brother. Ling Yi is legally owned by three citizens of China: the principal shareholder of the Company, his brother and a former employee of the Group. Management believes that the Group's present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. The Group cannot be certain that the Chinese government will not take action to prohibit or restrict its business activities. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on the Group or its service providers or otherwise harm its business.

## 2. Principal Accounting Policies

### (a) Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIEs for which the Company is the primary beneficiary. All significant transactions and balances among the Company, its subsidiaries and VIEs have been eliminated upon consolidation. The Company has adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46: "Consolidation of Variable Interest Entities, an interpretation of ARB 51" ("FIN 46"), which was further revised in December 2003 ("FIN 46-R"), on January 1, 2004 in accordance with the transitional provisions. FIN 46-R requires a Company to consolidate a VIE if that Company will absorb a majority of the entities' expected losses, receive a majority of the entity's expected residual returns, or both.

The Company began to consolidate Guangzhou NetEase and Guangyitong Advertising from January 1, 2004 and to consolidate Ling Yi from May 2004.

### (b) Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The consolidated financial statements are prepared based on the historical cost convention. This basis of accounting differs from that used in the statutory accounts of those entities within the Group established in China ("PRC Statutory Accounts"), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China ("PRC GAAP").

## 2. Principal Accounting Policies (Cont'd)

### (b) Basis of presentation (Cont'd)

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

- Recognition of compensation costs arising from grants of stock options and shares to the Company's employees, directors, consultants and advisory board members;
- Basis for revenue recognition;
- Recognition of deferred tax;
- Tax effects related to the above adjustments; and
- Consolidation of VIEs.

### (c) Revenue recognition

The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenues presented in consolidated statements of operations and comprehensive income represent revenues from online game services, advertising services and wireless value-added services and others recognized by Guangzhou NetEase, Guangyitong Advertising and Ling Yi net of sales discount.

The Group currently provides its online game services and wireless value-added services and others through Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi upon the adoption of FIN 46, the Group's revenues from online game services and wireless value-added services and others are derived from the agreements entered into between NetEase Beijing and Guangzhou Interactive, on the one hand and Guangzhou NetEase and Ling Yi, on the other hand. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees they are entitled to from the technical services provided to Guangzhou NetEase and Ling Yi such that all of the revenues from online game services and wireless value-added services and others recognized by Guangzhou NetEase and Ling Yi will fully accrue to NetEase Beijing and Guangzhou Interactive. Accordingly, NetEase Beijing and Guangzhou Interactive recognized revenues from online game related services and wireless value-added and other fee-based premium related services at the same time Guangzhou NetEase and Ling Yi recognized their revenues based on the same revenue recognition policies adopted by the Group as described below.

(i) Online game services

The Group sells prepaid point cards through Guangzhou NetEase to the end customers who may use the points on such cards for online game services provided by the Group. The Group recognizes the related revenue when the registered points are consumed for the Group's online game services. The Group effectively charges players according to their playtime of the Group's online games.

(ii) Wireless value-added services and others

A substantial portion of the Group's revenue from wireless value-added services ("WVAS") is currently predominantly derived from activities related to short messaging services ("SMS") and non-SMS services such as multimedia messaging, wireless application protocol and interactive voice response services. The Group derives WVAS revenues principally from providing value-added services such as friends matching, news and information services, ring-tone and logo downloads and various other related products to mobile phone users under co-operative arrangements with mobile phone operators. WVAS

## 2. Principal Accounting Policies (Cont'd)

### (c) Revenue recognition (cont'd)

(ii) Wireless value-added services and others (cont'd)

revenues recognized by the Group represent its share of the revenues under these co-operative arrangements net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenue under these co-operative arrangements in the month in which the services are performed based on the monthly confirmation from the mobile phone operators for the service period when the message/content/service is delivered. Where a confirmation has not been received from a mobile phone operator, the Group estimates the revenue, as well as the amounts of billing and transmission failures, applicable to the services provided through that operator and recognizes the estimated revenue net of estimated billing and transmission failures.

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting, online shopping mall and premium electronic greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized by the Group on a straight-line basis over the period in which the services are provided.

(iii) Advertising services

The Group provides its advertising services through Guangyitong Advertising. As such, the Group's revenues from advertising related services are derived from the agreements entered into between NetEase Beijing and Guangyitong Advertising. Such agreements allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising such that all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising, will fully accrue to NetEase Beijing. Prior to the consolidation of Guangyitong Advertising upon adoption of FIN 46, the Group recognized revenues from advertising related services at the same time Guangyitong Advertising recognized its revenues based on the same revenue recognition policies adopted by the Group as described below.

The Group derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable. The Group's obligations may also include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Group defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved. In addition, Guangyitong Advertising occasionally enters into "cost per action" ("CPA") advertising contracts whereby revenue is received by it when an online user performs a specific action such as purchasing a product from or registering with the advertiser. Revenue for CPA contracts is recognized when the specific action is completed.

The Group has adopted the consensus reached in Emerging Issue Task Force ("EITF") 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity's own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction. During the years ended December 31, 2003, 2004 and 2005, the recognized revenues and expenses derived from barter transactions were approximately RMB nil, RMB nil and RMB50,000, respectively. During the years ended December 31, 2003, 2004 and 2005, the Group also engaged in certain advertising barter transactions for which the fair value is not determinable within the limits of EITF 99-17 and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by the Group for advertising, promotional benefits, information content, consulting services, and software provided by the counterparties.

## 2. Principal Accounting Policies (Cont'd)

### (d) Cost of revenues

Costs of online game services, advertising services and wireless value-added services and others consist primarily of staff costs of those departments directly involved in providing such services, depreciation and amortization of computers and software, server custody fees, bandwidth, business tax paid by the Company and its subsidiaries on intra-group revenues from the VIEs for the years subsequent to December 31, 2003, and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

### (e) Research and development costs

The Group recognizes costs to develop its online game products in accordance with SFAS No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"). Costs incurred for the development of online game services prior to the establishment of technological feasibility are expensed when incurred. Once an online game has reached technological feasibility, all subsequent online game development costs are capitalized until that game is available for marketing. Technological feasibility is evaluated on a service-by-service basis, but typically encompasses both technical design and game design documentation and only occurs when the online game has a proven ability to operate in the Chinese market.

The Group recognizes website and internally used software development costs in accordance with Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Accordingly, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

### (f) Cash and time deposits

Cash represents cash on hand and demand deposits placed with banks or other financial institutions. Included in the cash balance as of December 31, 2004 and 2005 are amounts denominated in United States dollars totaling US$125.7 million and US$149.6 million, respectively (equivalent to approximately RMB1,040.3 million and RMB1,207.6 million, respectively).

Time deposits represent two short term deposits placed with banks with original maturities of three months and one year. Included in the time deposits balance as of December 31, 2005 are amounts denominated in United States dollars totaling US$2.4 million (equivalent to approximately RMB19.4 million).

The Company began to consolidate the two VIEs, Guangzhou NetEase and Guangyitong Advertising from January 1, 2004. Therefore, the cash balances as at January 1, 2004 included the cash of the abovementioned VIEs whilst the amount was not included in the consolidated balance sheet as at December 31, 2003.

### (g) Financial instruments

The Group's instruments, including cash and time deposits, held-to-maturity investments, accounts receivable, accounts payable, are carried at cost as of the balance sheet dates, which approximate their fair values due to the short maturity of these instruments. The fair value of the zero convertible subordinated notes was approximately RMB1,054.2 million and RMB 978.0 million as of December 31, 2004 and 2005, respectively.

## 2. Principal Accounting Policies (Cont'd)

### (h) Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on the straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

| | |
|---|---|
| Computers | 3 years |
| Furniture and office equipment | 5 years |
| Software | 2-3 years |
| Vehicles | 5 years |
| Leasehold improvements | lesser of the term of the lease and the estimated useful lives of the assets |

### (i) Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 "Reporting on Advertising Costs". As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used. Advertising expenses totaled approximately RMB3.8 million, RMB64.0 million and RMB35.3 million during the years ended December 31, 2003, 2004 and 2005, respectively.

### (j) Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

The financial records of certain of the Company's subsidiaries are maintained in US dollars, which is their functional currency. For consolidation purposes, the assets and liabilities of such entities are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statement of shareholders' equity.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.0702 on December 31, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

### (k) Stock-based compensation

In accordance with the provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", the Group has selected the disclosure only provisions related to employee stock options and share purchases and follows the provisions of Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for stock options and shares issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is expensed ratably over the service period, which is typically the vesting period.

## 2. Principal Accounting Policies (Cont'd)

### (k) Stock-based compensation (cont'd)

Stock-based employee compensation cost of RMB0.2 million, RMB0.1 million and RMB0.01 million in 2003, 2004 and 2005, respectively, has been expensed. The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | RMB | RMB | RMB |
| Net profit: | | | |
| As reported | 322,872,724 | 441,420,682 | 931,990,169 |
| Add: Stock-based employee compensation expense included in the determination of net income as reported, net of tax | 239,402 | 55,340 | 13,835 |
| Less: Stock-based employee compensation expense determined under fair value based method for all awards, net of tax | (20,281,210) | (54,085,221) | (108,217,212) |
| Pro forma | 302,830,916 | 387,390,801 | 823,786,792 |
| Basic net earnings per ordinary share: | | | |
| As reported | 0.10 | 0.14 | 0.29 |
| Pro forma | 0.10 | 0.12 | 0.26 |
| Diluted net earnings per ordinary share: | | | |
| As reported | 0.10 | 0.13 | 0.26 |
| Pro forma | 0.09 | 0.11 | 0.24 |

### (l) Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized.

### (m) Net earnings per share ("EPS") and per American Depositary Share ("ADS")

In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated using the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes (the "Convertible Notes") (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method).

## 2. Principal Accounting Policies (Cont'd)

### (m) Net earnings per share ("EPS") and per American Depositary Share ("ADS") (cont'd)

Effective from March 27, 2006, the Company changed its ADR to ordinary share ratio from the one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. Therefore, the basic and diluted earnings per ADS as well as the basic and diluted weighted average number of ADS outstanding for the three years ended December 31, 2003, 2004 and 2005 have been retroactively restated.

When calculating the fully diluted earnings per ADS for the year ended December 31, 2004 and 2005, the Company adopted the consensus reached on EITF Issue No. 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", which is effective for periods ended after December 15, 2004. EITF 04-08 is applicable to the Company because the conversion of its Convertible Notes depends on, among other things, whether the market price of the Company's ADS exceeds a pre-scripted conversion price. Application of the consensus requires the dilutive impact of the Convertible Notes to be included in the calculation of diluted earnings per share, notwithstanding the fact that the market prices of the Company's ADS in December 2003 and December 2004 did not exceed the pre-scripted conversion price of the Convertible Notes. The EITF 04-08 has been retroactively applied such that the diluted earnings per ADS for all prior periods presented were restated.

### (n) Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to selling, general and administrative expenses.

NetEase Shanghai has been in an accumulated loss position according to its PRC Statutory Accounts and no appropriations to statutory reserves have been made.

NetEase Beijing made appropriations of approximately RMB33.7 million, RMB22.4 million and RMB44.4 million for the years ended December 31, 2003, 2004 and 2005, respectively, according to 10% of the net income in its PRC Statutory Accounts, to the general reserve.

Guangzhou Interactive made appropriations of approximately RMB34.7 million for the year ended December 31, 2004, being the first year in which it had cumulative retained earnings according to its PRC Statutory Accounts, to the general reserve. No further appropriation had been made for the year ended December 31, 2005 as such reserve has reached 50% of its registered capital.

General reserve, upon certain approvals and subject to certain limitations, can be used to offset prior year losses, if any, and can also be converted into paid-in capital.

### (o) Deferred assets

Deferred assets mainly include the offering costs of the Company's Convertible Notes. The Company amortizes the offering costs over a period of 35 to 36 months from the date of issuance of the notes by the Company to the first date when the Company may be required to repurchase all or any portion of the principal amount of the notes.

## 2. Principal Accounting Policies (Cont'd)

### (p) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

### (q) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

### (r) Segment reporting

SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" establishes standards for reporting information about operating segments on a basis consistent with the Group's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 19 for details on the Group's business segments).

### (s) Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". In March 2005, the SEC issued SAB No. 107 ("SAB 107"), which amends the effective date of SFAS 123R. SFAS 123R and SAB 107 require all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first annual period after June 15, 2005. The pro forma disclosures previously permitted under SFAS 123 will no longer be an alternative to financial statement recognition. The Company is required to adopt SFAS 123R in its financial statements for the fiscal year beginning January 1, 2006. The Company will apply the Black-Scholes valuation model in determining the fair value of share-based payments to employees. For purposes of pro forma disclosure of share-based compensation expense under APB Opinion No.25, "Accounting for Stock Issued to Employees," and SFAS 123, "Accounting for Stock-Based Compensation," the Company has applied the straight-line method. Upon adoption of SFAS 123R, the Company will continue to amortize stock compensation expense using the straight-line method. The Company expects the adoption of SFAS 123R to result in stock compensation expense and therefore a reduction of income before income taxes in 2006 of approximately RMB 116 million. The Company's actual stock compensation expense in 2006 could differ materially from this estimate depending on the timing and magnitude of new awards, the number and mix of new awards, changes in the market price or the volatility of the Company's ordinary shares, as well as unanticipated changes in the Group's workforce.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which replaces APB Opinion No. 20, "Accounting Changes" ("APB 20"), and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", and changes the requirements for the accounting for and reporting of a change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This statement will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of SFAS 154 will have a material effect on its financial position, cash flows or results of operations.

## 3. Concentrations

### (a) Dependence on mobile phone operators

Wireless value-added services revenues, which represent a portion of the Group's total revenue, are derived from co-operative arrangements with the two mobile phone operators in China. If the various contracts with either mobile phone operator are terminated or scaled-back, or if the mobile phone operators alter the fee sharing percentages, it will be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which would adversely affect the Group's businesses.

### (b) Bandwidth and server custody service provider

The Group relies on two telecommunications service providers and their affiliates for bandwidth and server custody service.

### (c) Credit risk

Accounts receivable are typically unsecured and are derived from revenue earned from advertising services. As of December 31, 2004 and 2005 respectively, the Group had one customer with a receivable balance exceeding 10% of the total accounts receivable balance, namely EachNet Information Services (Shanghai) Co., Ltd. which owed the Group approximately RMB7.8 million and RMB11.3 million, representing 10.5% and 12.4%, respectively, of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivable balance was made for either of the years ended December 31, 2004 and 2005 because of the current nature of such balance.

## 4. Held-to-Maturity Investments

Held-to-maturity investments represent investments in Federal Home Loan debt securities with maturity dates in 2005.

## 5. Prepayments and Other Current Assets

| | December 31, 2004 | December 31, 2005 |
|---|---|---|
| | RMB | RMB |
| Deferred issuance costs of convertible notes | 7,839,923 | 4,331,418 |
| Prepayments | 5,127,114 | 9,503,194 |
| Interest receivable | 3,314,839 | 9,228,581 |
| Employee advances | 2,502,632 | 3,616,841 |
| Low-value consumables | 1,232,163 | 1,193,953 |
| Rental deposits | 568,320 | 1,783,599 |
| Other | 137,077 | 363,862 |
| | 20,722,068 | 30,021,448 |

## 6. Allowance for Doubtful Accounts

Movements of the allowance for doubtful accounts for the years ended December 31, 2004 and 2005 were as follows:

| | Balance at January 1 | Charged to cost and expenses | Write-off of receivable balances and corresponding provisions | Balance at December 31 |
|---|---|---|---|---|
| | RMB | RMB | RMB | RMB |
| 2004 | 10,157,789 | 7,953,883 | – | 18,111,672 |
| 2005 | 18,111,672 | 3,561,765 | – | 21,673,437 |

## 7. Property, Equipment and Software

| | December 31, 2004 | December 31, 2005 |
|---|---|---|
| | RMB | RMB |
| Computers | 114,996,152 | 200,559,818 |
| Furniture and office equipment | 4,694,747 | 5,001,017 |
| Software | 36,472,644 | 37,527,395 |
| Vehicles | 553,992 | 835,002 |
| Leasehold improvements | 13,892,804 | 16,630,213 |
| | 170,610,339 | 260,553,445 |
| Less: Accumulated depreciation | (93,307,326) | (134,211,912) |
| Net book value | 77,303,013 | 126,341,533 |

## 8. Employee Benefits

The full-time employees of those entities within the Group which are established in China are entitled to staff welfare benefits including medical care, welfare subsidies and unemployment insurance, etc. These entities are required to accrue for these benefits based on certain percentages of the employees' salaries in accordance with the relevant regulations. The total provision for such employee benefits amounted to RMB2.9 million, RMB14.1 million and RMB23.9 million for the years ended December 31, 2003, 2004 and 2005, respectively. These entities are also required to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. These contributions for the years ended December 31, 2003, 2004 and 2005 amounted to approximately RMB5.0 million, RMB12.8 million and RMB21.7 million, respectively. The Chinese government is responsible for the medical benefits and ultimate pension liability to these employees.

## 9. Taxation

### (a) Income taxes

*Cayman Islands*

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

## 9. Taxation (Cont'd)

### (a) Income taxes (cont'd)

*British Virgin Islands ("BVI")*

NetEase Interactive is exempted from income tax on its foreign-derived income in the BVI. There are no withholding taxes in the BVI.

*China*

In accordance with "Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises", foreign invested enterprises are generally subject to enterprise income tax ("EIT") at the rate of 30% plus a local income tax of 3%.

NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a "New and High Technology Enterprise". According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards. Consequently, NetEase Beijing was exempted from EIT and local income tax for each of the years ended December 31, 2001 and 2002, and enjoyed a 50% reduction in EIT for each of the years ended December 31, 2003, 2004 and 2005. According to the approval granted by the Haidian State Tax Bureau on April 14, 2006, NetEase Beijing has been recognized as "Advanced Technology Enterprise" and hence is entitled to a reduced EIT rate of 10% from 2006 to 2008 and a full exemption from the local income tax from 2006 onwards.

Guangzhou Interactive was recognized as a "Newly Established New and High Technology Enterprise" in April 2003. According to an approval granted by the Guangzhou Tian He State Tax Bureau, Guangzhou Interactive was entitled to a full exemption from EIT from 2003 to 2004. Subsequently, in June and December 2004, Guangzhou Interactive has been recognized as a "Software Enterprise" and a "New and High Technology Enterprise" respectively and is subject to a reduced EIT rate of 7.5% and a local tax of 3% from 2005 onwards. The preferential EIT treatments that Guangzhou Interactive is entitled to are subject to annual examination by the relevant tax authorities for compliance with the "Software Enterprise" and "New and High Technology Enterprise" status. If these preferential tax treatments were not available to Guangzhou Interactive, Guangzhou Interactive would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

NetEase Shanghai and Boguan are subject to EIT at the rate of 30% plus a local tax of 3%. Guangzhou NetEase, Guangyitong Advertising and Ling Yi are subject to EIT at an overall rate of 33%.

The combined effects of EIT exemption and reduction available to the Group during the years ended December 31, 2003, 2004 and 2005 are as follows:

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | RMB | RMB | RMB |
| NetEase Beijing | 96,572,356 | 62,257,470 | 123,722,278 |
| Guangzhou Interactive | 4,588,768 | 79,057,259 | 155,006,890 |
| Aggregate amount | 101,161,124 | 141,314,729 | 278,729,168 |
| Earnings per share effect, basic | 0.03 | 0.04 | 0.09 |

## 9. Taxation (Cont'd)

### (a) Income taxes (cont'd)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for EIT is as follows:

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| EIT statutory rate | 33.0% | 33.0% | 33.0% |
| Permanent differences (primarily the expenses incurred by the Company which are not deductible for EIT) | | | |
| – Professional fees | 1.0% | 1.0% | 0.5% |
| – Salaries of the Company's senior officers | 1.3% | 1.4% | 0.6% |
| – Depreciation | 0.9% | 0.3% | – |
| – Revenue sharing expenses | 0.5% | 0.8% | 0.5% |
| – Issuance cost of convertible notes | 0.3% | 0.6% | 0.2% |
| – Traveling expenses | 0.1% | 0.1% | – |
| – Research & Development cost | – | – | 0.7% |
| – Other | 2.0% | 1.1% | 2.4% |
| Effect of lower tax rate applicable to new and high technology enterprises | (19.8%) | (9.4%) | (18.6%) |
| Effect of tax holidays applicable to new and high technology enterprises | (8.3%) | (20.7%) | (8.5%) |
| Additional (reversal of) valuation allowance on tax loss carryforwards | (4.9%) | (2.1%) | – |
| Change in deferred tax (assets)/liabilities | – | – | (1.6%) |
| Effective EIT rate | 6.1% | 6.1% | 9.2% |

### (b) Business tax ("BT") and cultural development fee

The Group is subject to BT on the provision of taxable services in China, transfer of intangible assets and the sale of immovable properties in China. The tax rates range from 3% to 20% of the gross receipts, depending on the nature of the revenues. The applicable BT rate for the Group's revenues is generally 3% to 5%.

The Group is also subject to cultural development fee on the provision of advertising services in China. The applicable tax rate is 3% of the advertising services revenue.

## 9. Taxation (Cont'd)

### (c) Deferred tax assets and liabilities

As of December 31, 2004 and 2005, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets and liabilities were principally related to the following:

| | December 31, 2004 | December 31, 2005 |
|---|---|---|
| | RMB | RMB |
| Deferred tax assets: | | |
| Deferred revenue, primarily advances from customers for online game services | – | 19,456,044 |
| Accruals | – | 473,455 |
| Total deferred tax assets | – | 19,929,499 |
| Less: valuation allowance | – | – |
| Deferred tax assets | – | 19,929,499 |
| Deferred tax liabilities: | | |
| Provision for doubtful accounts | – | 2,167,344 |
| Revenue recognition | – | (6,537,011) |
| Depreciation of fixed assets | – | 428,813 |
| Deferred tax liabilities | – | (3,940,854) |

As of December 31, 2004 and 2005, all the temporary differences levied by the same taxation authority were offset.

## 10. Taxes Payable

| | December 31, 2004 | December 31, 2005 |
|---|---|---|
| | RMB | RMB |
| BT | 29,494,102 | 27,050,996 |
| Individual income taxes for employees | 6,252,987 | 3,681,699 |
| Enterprise income taxes | 6,211,894 | 50,189,627 |
| Other | 2,050,359 | 2,906,540 |
| | 44,009,342 | 83,828,862 |

## 11. Accrued Liabilities

| | December 31, 2004 | December 31, 2005 |
|---|---|---|
| | RMB | RMB |
| Marketing expenses | 5,878,580 | 2,895,524 |
| Content fees | 975,443 | 1,142,485 |
| Professional fees | 5,508,539 | 9,438,665 |
| Server custody fees | 2,072,696 | 385,562 |
| Interest on convertible notes | 2,977,272 | – |
| Accrued revenue sharing | 4,616,072 | 6,447,062 |
| Other | 933,259 | 442,106 |
| | 22,961,861 | 20,751,404 |

## 12. Deferred revenue

Deferred revenue represents sales proceeds from prepaid debit point cards sold and prepaid subscription fees for Internet value-added services for which services are yet to be provided as of the balance sheet dates.

## 13. Zero Coupon Convertible Subordinated Notes

The Company issued and sold US$75 million and US$25 million aggregate principal amounts of Zero Coupon Convertible Subordinated Notes due July 15, 2023 on July 14, 2003 and on July 31, 2003, respectively, in private offerings. The notes are general unsecured obligations of the Company and are subordinated to any existing or future senior indebtedness of the Company. The notes do not pay any interest except in limited circumstances, have a zero yield to maturity and are convertible into the Company's ordinary shares at a conversion price of US$0.4815 per ordinary share, subject to adjustments and upon the occurrence of certain other events. Holders of notes may require the Company to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to certain conditions. On or after July 15, 2008, the Company may redeem for cash all or part of the notes at a price equal to 100% of the principal amount, together with accrued and unpaid interest, if any, subject to certain conditions.

## 14. Capital Structure

### (a) Ordinary shares

The holders of ordinary shares in the Company are entitled to one vote per share and to receive ratably such dividends, if any, as may be declared by the board of directors of the Company. In the event of liquidation, the holders of ordinary shares are entitled to share ratably in all assets remaining after payment of liabilities. The ordinary shares have no preemptive, conversion, or other subscription rights.

On March 23, 2001, the Company entered into an agreement whereby the Company acquired certain software for online games, computers and the related intellectual property rights for cash consideration of US$0.2 million from a private technology company. In addition, the Company agreed to issue 7,742,168 ordinary shares in the Company to the founders of the private technology company by installments on a quarterly basis starting from June 23, 2001 through March 23, 2003 for the service to be provided by such individuals as employees of the Company over such period. The total estimated fair value of these shares of approximately RMB0.8 million, valued at US$0.0125 per share at the date of agreement, was recognized as deferred compensation, which was to be amortized over the related vesting period. During the years ended December 31, 2002 and 2003, the Company issued 3,636,377 shares and 853,952 shares, respectively, to the founders of the private technology company for their service as employees as described above.

## 14. Capital Structure (Cont'd)

### (a) Ordinary shares (cont'd)

According to an agreement dated September 11, 2001 between the Company and a senior officer of the Company, the Company provided the officer with 25,000,000 ordinary shares by quarterly installments over a period of 18 months. As a result, deferred compensation cost of approximately RMB1.3 million was recorded in 2001 and the amount was amortized over the related vesting period of 18 months.

### (b) Convertible preference shares

*Series B preference shares*

On March 23, 2000, the Company entered into a Series B Preference Shares Purchase Agreement pursuant to which the Company issued 2,560,556 Series B preference shares of US$0.01 each at an issuance price of US$15.60 per share for a total consideration of approximately US$40.0 million, of which US$35.0 million was paid up in cash and US$5.0 million was paid up by advertising to be provided by the shareholder of the Series B preference shares and its affiliated companies on their television channels over a period of three years.

The Series B preference shares were convertible on a basis of 100 ordinary shares for one preference share. These preference shares had an aggregate liquidation preference equal to the total consideration for which they were issued. They carried certain preferences on dividend payment and return of capital in case of a winding up of the Company. These preference shares were automatically converted upon closing of the initial public offering of the ordinary shares in the Company in 2000.

In March 2000, the Company also entered into a strategic co-operation agreement with the shareholder of its Series B preference shares which provided for, among other things, advertising spending of US$5.0 million on NetEase websites from the shareholder over the next three years, cross licensing of Internet tools and technologies, licensing of content information, and other co-operative marketing and promotional events on commercial terms to be agreed between the two parties. Subsequently, in March 2003, the Company entered into a supplemental agreement with the shareholder such that the shareholder was obligated to spend the then remaining advertising spending of US$4.0 million on NetEase websites by March 28, 2004. All other aspects of the strategic co-operation agreement were terminated in March 2003.

The effect of the issuance of Series B preference shares together with the strategic co-operation agreement with the same shareholder is similar to an issuance of shares to the shareholder for cash consideration of US$40.0 million (with US$35.0 million receivable immediately and US$5.0 million receivable over a period of three years from March 2000) and having a barter transaction for advertising between the Company and the shareholder. The accounting for these two transactions in the consolidated financial statements reflects this effect.

On July 4, 2003, the Company entered into an agreement with the shareholder to repurchase 27,142,000 ordinary shares in the Company held by the shareholder. Under the agreement, the Group paid the shareholder a net aggregate amount of approximately US$4.6 million and the obligation of the shareholder to make advertising spending on the NetEase websites described above was waived. As a result of such transaction, the subscriptions receivable from the shareholder were effectively collected and the respective additional paid-in capital was reduced. Moreover, in accordance with the agreement, the Group was entitled to use approximately US$2.0 million worth of advertising on certain media properties of the shareholder at no additional cost until March 28, 2004 or such other date as the parties shall agree. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004. The amount has been fully used by the Company.

## 15. Stock Options

### (a) Stock option plans

In December 1999, the Company adopted an incentive and non-statutory stock option plan for the Company's directors, senior management, employees and consultants (the "1999 Stock Option Plan"). The Company had reserved 345,675,000 ordinary shares for issuance under the plan.

According to a resolution of the board of directors of the Company in 2000, the 1999 Stock Option Plan was replaced by the 2000 Stock Option Plan.

According to resolutions of the board of directors and the shareholders of the Company in 2001, the 2000 stock option plan was amended and restated. Under the amended plan, the number of ordinary shares available for issuance was increased from 223,715,000 under the prior plan to 323,715,000. The amended plan also included a mechanism for the automatic increase in the number of ordinary shares available for future issuance. This mechanism, which is known as "Evergreen Provision", provided for a periodic increase so that the number of ordinary shares available under the plan would automatically increase by 3% each year up to a maximum at any given time of 17.5% of the Company's total outstanding ordinary shares, on a fully-diluted basis. These increases would occur on June 1 of 2001 and January 1 of each year thereafter. The "Evergreen Provision" has been suspended pursuant to a resolution of the board of directors dated March 25, 2002.

### (b) Deferred compensation costs

In 2005, RMB0.01 million (2003: RMB0.2 million; 2004: RMB0.1 million) of the deferred compensation costs were amortized and charged to expense and RMB nil (2003: RMB0.1 million; 2004: RMB nil) of the deferred compensation costs were reversed against the additional paid in capital as a result of the resignation of employees, senior management, consultants and advisory board members.

## 15. Stock Options (Cont'd)

### (b) Deferred compensation costs (cont'd)

The following table presents a summary of the Company's stock options outstanding at and stock option activities during the years ended December 31, 2003, 2004 and 2005.

| | Employees | Senior Management | Director and consultants | Total | Weighted average exercise price |
|---|---|---|---|---|---|
| | | | | | US$ |
| Number of ordinary shares issuable upon exercise of stock options | | | | | |
| Outstanding at January 1, 2003 | 75,376,800 | 49,000,000 | 1,900,000 | 126,276,800 | 0.028 |
| Granted during the year | 62,750,000 | 47,200,000 | 1,450,000 | 111,400,000 | 0.128 |
| Exercised during the year | (32,783,700) | (19,200,000) | (600,000) | (52,583,700) | 0.035 |
| Cancelled during the year | (7,924,800) | (7,000,000) | – | (14,924,800) | 0.026 |
| Outstanding at December 31, 2003 | 97,418,300 | 70,000,000 | 2,750,000 | 170,168,300 | 0.092 |
| Outstanding at January 1, 2004 | 97,418,300 | 70,000,000 | 2,750,000 | 170,168,300 | 0.092 |
| Granted during the year | 118,088,000 | 58,400,000 | – | 176,488,000 | 0.300 |
| Exercised during the year | (33,796,500) | (20,500,000) | (912,500) | (55,209,000) | 0.067 |
| Cancelled during the year | (8,529,300) | (5,400,000) | – | (13,929,300) | 0.144 |
| Outstanding at December 31, 2004 | 173,180,500 | 102,500,000 | 1,837,500 | 277,518,000 | 0.226 |
| Outstanding at January 1, 2005 | 173,180,500 | 102,500,000 | 1,837,500 | 277,518,000 | 0.226 |
| Granted during the year | 50,430,000 | 22,060,000 | – | 72,490,000 | 0.486 |
| Exercised during the year | (46,275,300) | (32,650,000) | (392,500) | (79,317,800) | 0.164 |
| Cancelled during the year | (29,170,500) | (32,500,000) | (700,000) | (62,370,500) | 0.264 |
| Outstanding at December 31, 2005 | 148,164,700 | 59,410,000 | 745,000 | 208,319,700 | 0.329 |

As of December 31, 2005, options to purchase 15,558,700 ordinary shares were exercisable. Under the stock option plans, options to purchase 61,793,624 ordinary shares were available for future grant. Prior to the Company's Initial public offering in 2000, the fair value of ordinary shares on the dates of stock option grants was determined by management based on the recent issuance of preference shares and consideration of significant milestones achieved by the Group and other market considerations. After such initial public offering, the fair value was determined based on the market price of the Company's shares on the Nasdaq National Markets. Options outstanding and exercisable by price range as of December 31, 2005 were as follows:

## 15. Stock Options (Cont'd)

### (b) Deferred compensation costs (cont'd)

| | Options Outstanding at December 31, 2005 | | | Options Exercisable at December 31, 2005 | |
|---|---|---|---|---|---|
| Exercise Price | Number Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Exercise Price |
| | | Years | US$ | | US$ |
| US$0.007 – US$0.009 | 820,000 | 0.83 | 0.007 | 820,000 | 0.007 |
| US$0.012 – US$0.015 | 800,000 | 1.50 | 0.015 | 800,000 | 0.015 |
| US$0.022 | 214,000 | 1.08 | 0.022 | 214,000 | 0.022 |
| US$0.100 | 10,000 | 0.38 | 0.100 | 10,000 | 0.100 |
| US$0.102 | 5,000 | 2.17 | 0.102 | – | – |
| US$0.110 | 29,509,700 | 2.17 | 0.110 | 3,782,200 | 0.110 |
| US$0.122 | 5,000 | 2.21 | 0.122 | – | – |
| US$0.135 | 40,000 | 2.21 | 0.135 | – | – |
| US$0.254 | 5,000,000 | 2.33 | 0.254 | – | – |
| US$0.300 | 103,113,500 | 3.63 | 0.300 | 9,650,000 | 0.300 |
| US$0.320 | 2,332,500 | 3.54 | 0.320 | 82,500 | 0.320 |
| US$0.406 | 500,000 | 2.88 | 0.406 | – | – |
| US$0.486 | 65,570,000 | 4.38 | 0.486 | – | – |
| US$0.679 | 400,000 | 2.75 | 0.679 | 200,000 | 0.679 |
| | 208,319,700 | 3.60 | 0.329 | 15,558,700 | 0.225 |

For the purposes of SFAS No.123 pro forma disclosures, the estimated fair value of each senior management or employee option grant is estimated on the date of grant using the Black-Scholes option pricing method with the following assumptions:

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| Risk free interest rate | 2.79% | 3.45% | 3.66% |
| Expected life (in years) | 5 | 5 | 2.85 |
| Expected dividend yield | 0% | 0% | 0% |
| Volatility | 103% – 111% | 98% – 99% | 92% |
| Weighted average estimated fair value of the underlying shares on the date of option grants (US$) | 0.128 | 0.300 | 0.486 |

## 16. Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the years ended December 31, 2003, 2004 and 2005:

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| Numerator: | | | |
| Net profit attributable to ordinary shareholders | 322,872,724 | 441,420,682 | 931,990,169 |
| Effect of dilutive securities: | | | |
| Amortization of offering cost of the zero coupon convertible notes | 3,511,275 | 7,840,069 | 7,755,531 |
| Interest for zero coupon convertible notes | – | 3,877,129 | 344,859 |
| Net profit adjusted for dilutive securities | 326,383,999 | 453,137,880 | 940,090,559 |
| Denominator: | | | |
| Weighted average number of ordinary shares outstanding, basic | 3,122,257,952 | 3,157,841,781 | 3,225,684,510 |
| Dilutive effect of employee stock options and convertible notes | 231,401,377 | 333,588,656 | 339,727,509 |
| Weighted average number of ordinary shares outstanding, diluted | 3,353,659,329 | 3,491,430,437 | 3,565,412,019 |
| Anti-dilutive effect of stock options | 1,400,000 | – | – |
| Net earnings per share, basic | RMB 0.10 | RMB 0.14 | RMB 0.29 |
| Net earnings per share, diluted | RMB 0.10 | RMB 0.13 | RMB 0.26 |

## 17. Commitments and Contingencies

### (a) Commitments

As of December 31, 2005, future minimum lease and capital commitments were as follows:

| | Rental commitments | Server custody fee commitments | Capital commitments | Total |
|---|---|---|---|---|
| | RMB | RMB | RMB | RMB |
| 2006 | 16,092,981 | 28,259,547 | 12,659,665 | 57,012,193 |
| 2007 | 9,850,720 | – | – | 9,850,720 |
| 2008 | 7,141,290 | – | – | 7,141,290 |
| 2009 | 2,331,162 | – | – | 2,331,162 |
| | 35,416,153 | 28,259,547 | 12,659,665 | 76,335,365 |

In the years ended December 31, 2003, 2004 and 2005, the Company incurred rental expenses in the amounts of approximately RMB6.7 million, RMB8.4 million and RMB10.6 million, respectively. Capital commitments as at December 31, 2005 represented capital commitments contracted but not provided for in the financial statements.

## 17. Commitments and Contingencies (Cont'd)

### (b) Litigation

*SEC Action*

As previously disclosed by the Company, the staff of the U.S. Securities and Exchange Commission ("SEC") conducted an investigation related to the Company's restatement of its financial statements for the year ended December 31, 2000. On February 27, 2006, the SEC filed a settled action against the Company alleging that it materially overstated its revenues and understated its net loss by improperly recognizing revenue in 2000 and 2001.

In its complaint, the SEC alleges that, among other things, the Company's employees circumvented the Company's internal accounting controls and falsified the Company's books and records in connection with hundreds of advertising and e-commerce contracts in 2000 and 2001. Without admitting or denying the allegations in the SEC complaint, the Company consented to entry of a final judgment permanently enjoining the Company from violating reporting, books and records, and internal control provisions of the federal securities laws, specifically, Sections 13(a), 13(b)(2)(A), 13(b)(2)(B) and 13(b)(5) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-16 and 13b2-1 thereunder. The settlement has been approved by the relevant federal court.

## 18. Related Party Transactions

Prior to the consolidation of Guangzhou NetEase and Guangyitong Advertising upon the adoption of FIN 46 in 2004, the transactions and balances with these two companies were regarded as related party transactions and disclosed as below.

During the year ended December 31, 2003, the Group derived approximately RMB86.2 million of advertising services revenues from Guangyitong Advertising, a related company which is controlled by the principal shareholder of the Company, for advertising-related technical consulting services performed.

During the year ended December 31, 2003, the Group derived approximately RMB482.7 million of online game and wireless value-added services and others revenues from Guangzhou NetEase, a related company which is controlled by the principal shareholder of the Company.

During the year ended December 31 2003, the Group reimbursed Guangzhou NetEase a total of approximately RMB54.6 million for the costs of revenue and operating expenses associated with the NetEase websites.

## 19. Segment Information

In the third quarter of 2003, the Group changed the manner of reporting internal departmental information. The following are the breakdowns of revenue for the years ended December 31, 2003, 2004 and 2005 and cost of revenue for the years ended December 31, 2003, 2004 and 2005. The Group does not allocate any operating costs or assets to its business segments as management does not use this information to measure the performance of the operating segments.

The Group's "total revenues" as previously reported in its financial statements for the year ended December 31, 2003 (prior to the adoption of FIN 46 and consolidation of VIEs) is equivalent to the Group's "total net revenues" as reported in its financial statements for the years ended December 31, 2004 and 2005 (after the adoption of FIN 46 and consolidation of the VIEs prospectively). Both "total revenues" in 2003 and "total net revenues" in 2004 and 2005 represent gross revenue receivable from final customers, net of business tax payable by the VIEs.

## 19. Segment Information (Cont'd)

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2003 | 2004 | 2005 |
| | RMB | RMB | RMB |
| Total revenues: | | | |
| Online game services | 203,246,114 | 628,936,223 | 1,379,475,803 |
| Advertising services | 86,183,733 | 171,054,305 | 241,200,444 |
| Wireless value-added services and others | 279,659,170 | 158,310,317 | 73,742,136 |
| Total revenues | 569,089,017 | 958,300,845 | 1,694,418,383 |
| Business tax (Note a): | | | |
| Online game services | (10,162,395) | (34,591,492) | (58,851,439) |
| Advertising services | (2,809,238) | (14,539,615) | (20,502,038) |
| Wireless value-added services and others | (13,982,869) | (5,571,911) | (2,701,425) |
| Total sales taxes | (26,954,502) | (54,703,018) | (82,054,902) |
| Net revenues: | | | |
| Online game services | 193,083,719 | 594,344,731 | 1,320,624,364 |
| Advertising services | 83,374,495 | 156,514,690 | 220,698,406 |
| Wireless value-added services and others | 265,676,301 | 152,738,406 | 71,040,711 |
| Total net revenues | 542,134,515 | 903,597,827 | 1,612,363,481 |
| Cost of revenues: | | | |
| Online game services | (20,873,502) | (74,629,515) | (137,301,493) |
| Advertising services | (27,623,438) | (54,056,435) | (78,589,395) |
| Wireless value-added services and others | (36,965,777) | (55,117,445) | (59,346,085) |
| Total cost of revenues | (85,462,717) | (183,803,395) | (275,236,973) |
| Gross profit: | | | |
| Online game services | 172,210,217 | 519,715,216 | 1,183,322,871 |
| Advertising services | 55,751,057 | 102,458,255 | 142,109,011 |
| Wireless value-added services and others | 228,710,524 | 97,620,961 | 11,694,626 |
| Total gross profit | 456,671,798 | 719,794,432 | 1,337,126,508 |

Note a: The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company's consolidated financial statements since January 1, 2004. The Company and its subsidiaries are effectively providing their services to the final customers via the VIEs in order to comply with the current Chinese regulatory requirements. Under the series of agreements entered with the VIEs, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company's financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable (Note I) by these entities. The business tax presented in the Company's financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company's financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable (Note II) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenue as it is considered a cost in providing the services by the consolidated group.

## 19. Segment Information (Cont'd)

Note I: The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company's financial statements for the year ended December 31, 2003 (in which Guangzhou NetEase and Guangyitong Advertising were not consolidated) amounted to RMB30,036,513, segmentally analyzed as below:

| | 2003 |
|---|---|
| | RMB |
| Business tax: | |
| Online game services | (11,829,265) |
| Advertising services | (8,045,323) |
| Wireless value-added services and others | (10,161,925) |
| | (30,036,513) |

Note II: In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the year ended December 31, 2004 and 2005 amounted to RMB43,833,162 and RMB74,661,574, respectively, segmentally analyzed as below:

| | 2004 | 2005 |
|---|---|---|
| | RMB | RMB |
| Business tax: | | |
| Online game services | (29,717,237) | (66,031,218) |
| Advertising services | (7,118,999) | (10,917,011) |
| Wireless value-added services and others | (6,996,926) | 2,286,655 |
| | (43,833,162) | (74,661,574) |

## 20. Subsequent Event

The Company changed its American depositary receipt ("ADR") ratio effective March 27, 2006. Under the arrangement, the ratio changed from the one ADR for every 100 ordinary shares to one ADR for every 25 ordinary shares. From the perspective of the ADR holder, the ratio change had the same effect as a four-for-one share split, and the Company's ADR holders at the close of business on March 24, 2006 received three additional ADRs for every ADR held. There has been no change to the Company's underlying ordinary shares. In addition, existing ADRs continue to be valid and do not have to be exchanged for new ADRs.

On April 6, 2006, NetEase Interactive signed a memorandum of understanding with the Hangzhou State High Technology Enterprise Development Zone Administrative Commission in respect of setting up a research and development centre with registered capital of approximately US$38 million.

On May 18, 2006, the Company's board of directors approved a share repurchase program which was in effect for approximately one month. Under the terms of approved program, the Company could repurchase up to US$50 million worth of its issued and outstanding ADRs in open-market transactions on the Nasdaq National Market. The Company plans to fund repurchases made under this program from its available working capital.

## Condensed Balance Sheets

| | December 31, 2004 | December 31, 2005 | December 31, 2005 |
|---|---|---|---|
| | RMB | RMB | US$ |
| **Assets** | | | |
| Current assets: | | | |
| Cash | 1,009,444,911 | 1,205,025,505 | 149,317,924 |
| Held-to-maturity investments | 165,532,000 | – | – |
| Prepayments and other current assets | 9,787,195 | 5,199,979 | 644,343 |
| Total current assets | 1,184,764,106 | 1,210,225,484 | 149,962,267 |
| Non-current assets: | | | |
| Investment in subsidiaries | 1,009,839,517 | 2,006,740,111 | 248,660,518 |
| Deferred assets | 4,246,624 | – | – |
| Total assets | 2,198,850,247 | 3,216,965,595 | 398,622,785 |
| **Liabilities and Shareholders' Equity** | | | |
| Current liabilities: | | | |
| Accounts payable and other liabilities | 5,165,366 | 4,762,322 | 590,113 |
| Salary and welfare payable | 4,830,836 | 5,141,475 | 637,094 |
| Taxes payable | 253,911 | 1,236,383 | 153,204 |
| Accrued liabilities | 7,704,614 | 7,873,458 | 975,621 |
| Total current liabilities | 17,954,727 | 19,013,638 | 2,356,032 |
| Long-term payable: | | | |
| Zero Coupon Convertible Subordinated Notes due July 15, 2023 | 827,650,000 | 806,858,596 | 99,980,000 |
| Total long-term liabilities | 827,650,000 | 806,858,596 | 99,980,000 |
| Total liabilities | 845,604,727 | 825,872,234 | 102,336,032 |
| Shareholders' equity: | | | |
| Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,184,167,189 shares issued and outstanding as of December 31, 2004 and 3,263,526,525 shares issued and outstanding as of December 31, 2005 | 2,635,419 | 2,700,407 | 334,615 |
| Additional paid-in capital | 1,023,954,160 | 1,129,733,009 | 139,988,229 |
| Less: Subscriptions receivable | – | – | – |
| Deferred compensation | (13,835) | – | – |
| Translation adjustments | 210,838 | 210,838 | 26,125 |
| Retained earnings | 326,458,938 | 1,258,449,107 | 155,937,784 |
| Total shareholders' equity | 1,353,245,520 | 2,391,093,361 | 296,286,753 |
| Total liabilities and shareholders' equity | 2,198,850,247 | 3,216,965,595 | 398,622,785 |

## Condensed Statements of Operations

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | RMB | RMB | RMB | US$ |
| Net revenues | – | – | – | – |
| Cost of revenues | – | – | – | – |
| Gross profit | – | – | – | – |
| Operating expenses: | | | | |
| Selling, general and administrative expenses | (31,598,423) | (37,089,290) | (33,890,348) | (4,199,444) |
| Research and development expenses | (336,530) | (82,107) | (11,871) | (1,471) |
| Insurance claims settlement for the now settled class action litigation | – | 16,553,200 | – | – |
| Total operating expenses | (31,934,953) | (20,618,197) | (33,902,219) | (4,200,915) |
| Operating loss | (31,934,953) | (20,618,197) | (33,902,219) | (4,200,915) |
| Equity in profit of subsidiary companies, net | 341,572,867 | 451,254,979 | 940,450,634 | 116,533,746 |
| Other income: | | | | |
| Investment income | 538,278 | 3,480,168 | 1,301,975 | 161,331 |
| Interest income | 6,979,497 | 7,303,732 | 31,917,167 | 3,954,941 |
| Exchange losses | – | – | (7,865,476) | (974,632) |
| Other, net | 5,717,035 | – | 88,088 | 10,916 |
| Profit before tax | 322,872,724 | 441,420,682 | 931,990,169 | 115,485,387 |
| Income tax expense | – | – | – | – |
| Net profit | 322,872,724 | 441,420,682 | 931,990,169 | 115,485,387 |

# Condensed Statements of Cash Flows

| | For the year ended December 31, | | | |
|---|---|---|---|---|
| | 2003 | 2004 | 2005 | 2005 |
| | RMB | RMB | RMB | US$ |
| Net cash used in operating activities | (4,468,154) | (16,854,259) | (45,958,942) | (5,694,892) |
| Cash flows from investing activities | | | | |
| (Increase) decrease in held-to-maturity investments | (332,093,546) | 166,561,546 | 165,532,000 | 20,511,511 |
| Cash flows from financing activities: | | | | |
| Proceeds from issuance of ordinary shares upon exercise of employee stock options | 15,064,146 | 30,745,083 | 105,692,433 | 13,096,631 |
| Re-purchase of ordinary shares | (38,157,537) | – | – | – |
| Proceeds from issuance of Zero Coupon Convertible Subordinated Notes | 827,670,000 | – | – | – |
| Payment for issuance cost of convertible notes | (23,437,986) | – | – | – |
| Net cash provided by financing activities | 781,138,623 | 30,745,083 | 105,692,433 | 13,096,631 |
| Effect of exchange rate changes on cash | (18,072) | – | (29,684,897) | (3,678,335) |
| Net increase in cash | 444,558,851 | 180,452,370 | 195,580,594 | 24,234,914 |
| Cash, beginning of the year | 384,433,690 | 828,992,541 | 1,009,444,911 | 125,083,010 |
| Cash, end of the year | 828,992,541 | 1,009,444,911 | 1,205,025,505 | 149,317,924 |

## Notes to the Condensed Financial Statements

(Amounts expressed in Renminbi ("RMB"), unless otherwise stated)

The condensed financial statements of NetEase.com, Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America except for accounting of the Company's subsidiaries and certain footnote disclosures as described below.

The Company records its investment in its Subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock". Such investment is presented on the balance sheet as Investment in subsidiaries and 100% of the profit or loss of the Subsidiaries is presented as Equity in profit (loss) of subsidiary companies on the statement of operations and comprehensive income.

The Subsidiaries did not pay any dividend to the Company for the years presented.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have any significant commitment as at December 31, 2004 and 2005.

The United States dollar ("US$") amounts disclosed in the financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.0702 on December 31, 2005 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2005, or at any other certain date.

## Management Team

William Ding
Chief Executive Officer
Denny Lee
Chief Financial Officer
Michael Tong
Chief Operating Officer
(Renamed as Co-Chief Operating Officer of NetEase.com, Inc. with effect from May 17, 2006)
Zhonghui Zhan
Senior Vice President, Online Game Business Department
(Appointed as Co-Chief Operating Officer of NetEase.com, Inc. with effect from May 17, 2006)
Janelle Wu
Senior Vice President, Technology and Products
Alvin Chiang
Vice President, Sales

## Board of Directors

William Ding
Founder and Chief Executive Officer
NetEase.com, Inc.
Denny Lee
Chief Financial Officer
NetEase.com, Inc.
Michael Tong
Chief Operating Officer
NetEase.com, Inc.
(Renamed as Co-Chief Operating Officer of NetEase.com, Inc. with effect from May 17, 2006)
Lun Feng
Chairman
Beijing Vantone Real Estate Co., Ltd.
Donghua Ding*
Former Director and Chief Financial Officer
China Mobile (Hong Kong) Limited
Michael Leung*
Director
Matrix Asset Ltd.
Joseph Tong*
Management Consultant
Parworld Investment Management Limited
* Member of audit committee

## Corporate Headquarters

26/F, SP Tower D, Tsinghua Science Park
No.1 Zhongguancun East Road, Haidian District
Beijing 100084, People's Republic of China

## Shanghai Office

10/F Shanghai Real Estate Mansion
9 Dong Hu Road
Shanghai 200031, People's Republic of China

## Guangzhou Office

3/F, No. 19 Jian Gong Road
Tianhe Industrial Park
Guangzhou 510665, People's Republic of China

## Nasdaq Symbol: NTES

(American Depositary Shares, each of which represents 25 of our ordinary shares, trade on the Nasdaq National Market)

## Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian CPAs Limited Company
26/F Office Tower A, Beijing Fortune Plaza
7 Dongsanhuan Zhong Road, Chaoyang District
Beijing 100020, People's Republic of China

## Legal Counsel

Morrison & Foerster
41/F, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

## Transfer Agent

The Bank of New York
101 Barclay Street
New York, NY 10286
USA

## Investor Relations

Grace Zhao
gracezhao@corp.netease.com
(+8610) 8255 8163 x 8208
Brandi Piacente
brandi@corp.netease.com
(+1 212) 481 2050

## Investor Relations Website

http://corp.netease.com